Exhibit 99.1

PLASTEC TECHNOLOGIES, LTD.

c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS

TO BE HELD ON DECEMBER 16, 2015

TO THE SHAREHOLDERS OF PLASTEC TECHNOLOGIES, LTD.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Plastec Technologies, Ltd. (the “Company”), a Cayman Islands exempted company, will be held at 4:00 p.m. Hong Kong time, on December 16, 2015, at the Meeting Room of the JW Marriott Hotel Shenzhen Bao’an, No 8 Baoxing Road, Bao’an District Shenzhen Guangdong 518101 China. You are cordially invited to attend the extraordinary general meeting, which will be held for the following purposes:

●	to consider and vote upon a proposal to adopt and approve a Share Transfer Agreement (the “Agreement”), dated as of November 14, 2015, by and among the Company, Shanghai Yongli Belting Co., Ltd. (“SYB”) and Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), which provides, among other things, for SYIM to purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its operating subsidiary, Plastec International Holdings Limited (“Plastec”), and to approve the sale of Plastec contemplated by the Agreement – we refer to this proposal as the “Agreement Proposal;” and

●	to consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal — we refer to this proposal as the “Adjournment Proposal.”

These items of business are described in the attached proxy statement, which we encourage you to read in its entirety before voting. Only holders of record of the Company’s ordinary shares at the close of business on October 16, 2015 are entitled to notice of the extraordinary general meeting and to vote and have their votes counted at the extraordinary general meeting and any adjournments or postponements of the extraordinary general meeting.

After careful consideration, the Company’s board of directors has determined that the Agreement Proposal is fair to and in the best interests of the Company and its shareholders and unanimously recommends that you vote or give instruction to vote “FOR” the Agreement Proposal, and “FOR” the Adjournment Proposal, if presented.

All Company shareholders are cordially invited to attend the extraordinary general meeting in person. To ensure your representation at the extraordinary general meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If you are a shareholder of record of the Company’s ordinary shares, you may also cast your vote in person at the extraordinary general meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the extraordinary general meeting and vote in person, obtain a proxy from your broker or bank.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the extraordinary general meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors

/s/ Kin Sun Sze-To
Kin Sun Sze-To
Chief Executive Officer

November 24, 2015

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

This proxy statement is dated November 24, 2015 and is first being mailed to Plastec Technologies, Ltd. shareholders on or about November 25, 2015.

ANNEX A – SHARE TRANSFER AGREEMENT

ANNEX B – TEXT OF SHAREHOLDER RESOLUTIONS

ANNEX C – OPINION OF DUFF & PHELPS, LLC

EXPLANATORY NOTE

Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$ whereas RMB may be converted to US$ using the exchange rate of 6.4 RMB for every 1 US$.

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SUMMARY OF THE TRANSACTION

•	The Company, Shanghai Yongli Belting Co., Ltd. (“SYB”) and Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”) have agreed to a transaction under the terms of a Share Transfer Agreement, dated as of November 14, 2015. This agreement, as may be amended or supplemented from time to time, is referred to in this proxy statement as the “Agreement.”

•	Under the Agreement, SYIM will purchase, through a to-be-formed wholly-owned Hong Kong subsidiary (the “HK Subsidiary”), the entirety of the Company’s shareholding interests in Plastec (the “Target Share”) from the Company for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash (the “Transfer Price”). Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the China Securities Regulatory Commission (“CSRC”) approves the Private Placement (defined below) and SYB’s receipt of the funds raised therefrom. The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price (the “Remaining Amount”) shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and the Company jointly, and shall be payable to the Company upon Plastec achieving certain performance targets for the years ended December 31, 2016, 2017 and 2018 (the “Performance Commitment”). See the section entitled “The Agreement Proposal — Structure of the Agreement.”

•	To finance the Transfer Price, SYB intends to raise funds of no less than RMB 1,250,000,000 through a private placement (the “Private Placement”), which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of the Target Share. Should the funds to be raised through the Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB will be obligated to pay, through the HK Subsidiary, to the Company any shortfall with funds raised by SYB through other means. See the section entitled “The Agreement Proposal — Structure of the Agreement.”

•	The Agreement provides that each party shall be entitled to terminate the Agreement if the closing conditions set forth therein shall not have been fulfilled by November 14, 2016. Additionally, the Agreement may be terminated, among other reasons, by a non-breaching party upon material breach by the other party and as a result the closing of the transaction (the “Closing”) is reasonably expected not to occur within 12 months from the date of the Agreement, i.e., by November 14, 2016. See the section entitled “The Agreement — Termination.”

•	Upon completion of the proposed transaction, the Company will no longer own Plastec. Thereafter, the Company’s only operations will generally be to complete the Subsidiary Construction Project (defined below), collect rental income from certain property the Company owns and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities.

•	The proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends. It is anticipated that the first tranche of net proceeds from the transaction to the Company will be an aggregate of approximately RMB770,000,000 (or US$120,312,500), or RMB59.5 (or US$9.30) per outstanding ordinary share of the Company.

•	As contemplated by the Agreement, the Company is obligated to use its best efforts to cause Mr. Chin Hien Tan, the Company’s Chief Operating Officer, and Mr. Ho Leung Ning, the Company’s Chief Financial Officer, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, an amount equal to 30% of the surplus shall be distributed to Plastec’s management team, including those designated by the Company, in cash as a bonus (the “Performance Bonus”). See the section entitled “The Agreement Proposal – Management of Plastec Following the Transaction.”

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QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

Q.	Why am I receiving this proxy statement?

A.	The Company, SYB and SYIM have agreed to a share transfer under the terms of the Agreement. The Agreement provides that, among other things, SYIM will purchase, through the HK Subsidiary, the entirety of the Company’s shareholding interests in Plastec from the Company. The Company’s shareholders are being asked to consider and vote upon a proposal to adopt the Agreement and approve the transaction contemplated thereby. A copy of the Agreement is attached to this proxy statement as Annex A, and the Company encourages its shareholders to read it in its entirety. See the section entitled “The Agreement Proposal.”

The Company’s shareholders are also being requested to consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal. See the section entitled “The Adjournment Proposal.”

Pursuant to the Agreement, the approval of the Agreement Proposal by the shareholders of the Company is a condition to the consummation of the transaction.

The Company is holding the extraordinary general meeting of its shareholders to consider and vote upon this proposal. This proxy statement contains important information about the proposed transaction. You should read it carefully.

Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this proxy statement.

Q.	Why is the Company proposing the transaction?

A.	The decision by the Board to approve the entry into the Agreement was based on a careful evaluation of the Company's strategic alternatives following an extensive strategic review process with the assistance of the Company’s financial and legal advisors. After considering the Company's strategic alternatives and the advice of the Company's financial and legal advisors, the Board determined that the sale of Plastec pursuant to the Agreement was desirable and in the best interests of the Company and its shareholders. See the section entitled “The Agreement Proposal – The Company’s Board of Directors’ Reasons for Approval of the Transaction.”

Q.	Do I have appraisal rights if I object to the proposed transaction?

A.	No. The Company’s shareholders do not have appraisal rights under the Companies Law (2013 Revision) of the Cayman Islands (“Companies Law”) in connection with the transaction.

Q.	What effects will the proposed transaction have on the Company?

A.	Upon completion of the proposed transaction, the Company will no longer own Plastec. Thereafter, the Company’s only operations will generally be to complete the Subsidiary Construction Project, collect rental income from certain property the Company owns and is being leased to one of Plastec’s subsidiaries and explore other investment opportunities. The proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The Company’s management will have broad discretion as to how to allocate the net proceeds of the transaction. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends. However, the Company may determine to retain the proceeds or to utilize them to make strategic acquisitions if it determines to enter into a new line of business.

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Q.	What happens if the transaction is not consummated?

A.	Pursuant to the terms of the Agreement, if the Company fails to obtain a shareholder vote in favor of the Agreement Proposal and the transaction cannot be consummated thereby, the Agreement may be terminated, and, in the event of such termination, the Company will continue to own Plastec and operate its business.

Q.	When do you expect the transaction to be completed?

A.	It is currently anticipated that the transaction will be consummated as soon as practicable after all the closing conditions required by the Agreement have been fulfilled or waived. For a description of the conditions for the completion of the transaction, see the section entitled “The Agreement — Conditions to the Closing of the Transaction.”

Q.	Do any of the Company’s directors or officers have interests in the transaction that may differ from those of other shareholders of the Company?

A.	Yes. As contemplated by the Agreement, the Company is obligated to use its best efforts to cause Mr. Chin Hien Tan, the Company’s Chief Operating Officer, and Mr. Ho Leung Ning, the Company’s Chief Financial Officer, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, Plastec’s management team, including those designated by the Company, shall be entitled to the Performance Bonus in cash equal to 30% of the surplus.

Q.	What do I need to do now?

A.	The Company urges you to read carefully and consider the information contained in this proxy statement, including the annexes, and to consider how the transaction will affect you as a shareholder of the Company. Shareholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement and on the enclosed proxy card.

Q.	How do I vote?

A.	If you are a holder of record of the Company’s ordinary shares, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person, obtain a legal proxy from your broker, bank or nominee.

Q.	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A.	No. Your broker, bank or nominee cannot vote your shares unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee.

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Q.	May I change my vote after I have mailed my signed proxy card?

A.	Yes. Send a later-dated, signed proxy card to the Mr. Ho Leung Ning at the address set forth below so that it is received by Mr. Ho Leung Ning prior to the vote at the extraordinary general meeting or attend the extraordinary general meeting and vote in person. Shareholders also may revoke their proxy by sending a notice of revocation to Mr. Ho Leung Ning, which must be received by him prior to the vote at the extraordinary general meeting. If your shares are held in “street name,” you should contact your broker for information on how to change or revoke your voting instructions.

Q.	What should I do if I receive more than one set of voting materials?

A.	Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of the Company.

Q.	Who can help answer my questions?

A.	If you have questions about the transaction or if you need additional copies of the proxy statement or the enclosed proxy card you should contact:

Mr. Ho Leung Ning
Plastec Technologies, Ltd.
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong
Tel: 852-21917155
Fax: 852-27796001

Or

Adam Prior

The Equity Group Inc.

800 Third Avenue, 36th Floor

New York, NY 10022
Tel: 212-836-9606

Fax: 212-421-1278

You may also obtain additional information about the Company from documents filed with the Securities and Exchange Commission (“SEC”) by following the instructions in “Where You Can Find More Information.”

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SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the extraordinary general meeting, including the transaction, you should read this entire document carefully, including the Agreement attached as Annex A to this proxy statement. The Agreement is the legal document that governs the transaction. It is also described in detail in this proxy statement in the section entitled “The Agreement.”

The Parties

The Company

Plastec Technologies, Ltd. is a Cayman Islands exempted company incorporated under the Companies Law. The Company was formed on March 27, 2008 as an exempted company with limited liability. The Company was originally incorporated under the name “GSME Acquisition Partners I” for the purpose of acquiring, through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, an operating business, or control of such operating business through contractual arrangements, that had its principal operations located in the PRC. In December 2010, the Company completed its business combination with Plastec and changed its name to “Plastec Technologies, Ltd.” to better reflect the Company’s business as a holding company for Plastec going forward.

The Company, operating through Plastec, is a vertically integrated plastic manufacturing services provider. The Company provides comprehensive precision plastic manufacturing services from mold design and fabrication and plastic injection manufacturing to secondary-process finishing as well as parts assembly.

The Company’s units and ordinary shares are quoted under the symbols “PLTEF” and “PLTYF,” respectively, on the OTC Bulletin Board.

The mailing address of the Company’s principal executive office is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Its telephone number is 852-21917155.

SYB

Shanghai YongLi Belting Co., Ltd. is a joint stock limited company organized and existing under the PRC laws and listed on the ChiNext Board of Shenzhen Stock Exchange under the stock name of “YongLi Belting” and stock code of 300230.

Shanghai Yongli Belting Co., Ltd. manufactures and sells light duty conveyor belts worldwide. The company provides standard PVC, oil resistant PVC, PVC rolling door and dock shelter, PVC treadmill, felt, PU, PE, hytrel, and silicone belts. Its products are used in tobacco, food, logistics, post, airport machinery, pharmaceuticals, chemistry, electronics, printing, marble and stone, wood processing, sports and treadmill, automobile and tire, industrial rolling door and dock-shelter, and sports entertainment applications. The company was founded in 2002.

SYB’s registered office is No. 58, Xuwang Road, Xujing Town, Qingpu District, Shanghai City, China. Its telephone number is 86-21-59884061.

SYIM

Shanghai Yongjing Investment Management Co., Ltd. is a limited liability company established by SYB and existing under the PRC laws and is a wholly-owned subsidiary of SYB.

SYIM’s registered office is at Room 1-137, Building 2, No. 55 Meisheng Road, China (Shanghai) Pilot Free Trade Zone.

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The Agreement Proposal

Under the Agreement, SYIM will purchase, through the HK Subsidiary, the entirety of the Company’s shareholding interests in Plastec (the “Target Share”) from the Company for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash. Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the CSRC approves the Private Placement and SYB’s receipt of the funds raised therefrom. The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and the Company jointly, and shall be payable to the Company upon Plastec achieving the Performance Commitment for the years ended December 31, 2016, 2017 and 2018 as described elsewhere herein.

To finance the Transfer Price, SYB intends to raise funds in the Private Placement of no less than RMB 1,250,000,000, which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of the Target Share. Should the funds to be raised through the Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB will be obligated to pay, through the HK Subsidiary, to the Company any shortfall with funds raised by SYB through other means.

The proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends.  It is anticipated that the first tranche of net proceeds from the transaction to the Company will be an aggregate of approximately RMB770,000,000 (or US$120,312,500), or RMB59.5 (or US$9.30) per outstanding ordinary share of the Company.

The parties plan to complete the transaction as soon as practicable after the Company’s extraordinary general meeting, provided that:

•	the Company’s shareholders have approved the Agreement Proposal; and

•	the other closing conditions specified in the Agreement have been fulfilled or waived.

After consideration of the factors identified and discussed in the section entitled “The Agreement Proposal — The Company’s Board of Directors’ Reasons for Approval of the Transaction,” the Company’s board of directors concluded that the transaction is in the best interests of the Company and its shareholders.

The Adjournment Proposal

If, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal, the Company’s board of directors may submit a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation of proxies. See the section entitled “The Adjournment Proposal.”

Date, Time and Place of Extraordinary General Meeting of the Company’s Shareholders

The extraordinary general meeting of shareholders will be held at 4:00 p.m. Hong Kong time, on December 16, 2015, at the Meeting Room of the JW Marriott Hotel Shenzhen Bao’an, No 8 Baoxing Road, Bao’an District Shenzhen Guangdong 518101 China, to consider and vote upon the Agreement Proposal. The Adjournment Proposal may be presented, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal.

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Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the extraordinary general meeting if they owned ordinary shares of the Company at the close of business on October 16, 2015, which is the record date for the meeting. Shareholders will have one vote for each ordinary share of the Company owned by them at the close of business on the record date. If you are a holder of record of ordinary shares of the Company, you may vote in person at the extraordinary general meeting or by submitting a proxy for the extraordinary general meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you sign and return your proxy card, but do not provide instructions as to how to vote your shares, the proxies solicited by the board of directors will be voted “FOR” the proposal. On the record date, there were 12,938,128 ordinary shares of the Company outstanding.

If your ordinary shares of the Company are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Quorum and Vote of the Company’s Shareholders

A quorum of shareholders is necessary to hold a valid shareholders meeting. The holders of a majority of the Company’s ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum required for the transaction of business at an extraordinary general meeting of the Company. Abstentions and broker non-votes will count as present for the purposes of establishing a quorum.

The approval of the Agreement Proposal and the Adjournment Proposal (if presented), by ordinary resolution, will require the affirmative vote of the holders of a majority of the Company’s ordinary shares present (if individuals, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy) and entitled to vote on such proposals at the extraordinary general meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, are not treated as votes cast and will have no effect on the Agreement Proposal or the Adjournment Proposal (if presented).

Pursuant to the Agreement, the transactions are conditioned upon approval of the Agreement Proposal.

Appraisal Rights

The Company’s shareholders do not have appraisal rights under the Companies Law in connection with the transaction.

Proxy Solicitation

The Company is soliciting proxies on behalf of its board of directors. The Company will bear all of the costs of the solicitation. Proxies may be solicited by mail, telephone or in person.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the extraordinary general meeting. A shareholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Extraordinary General Meeting of The Company’s Shareholders — Revoking Your Proxy.”

Interests of the Company’s Directors and Officers and Others in the Transaction

When you consider the recommendation of the Company’s board of directors in favor of approval of the Agreement Proposal, you should keep in mind that certain of the Company’s directors and officers have interests in such proposals that are different from, or in addition to, your interests as a shareholder. These interests include, among other things:

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•	As contemplated by the Agreement, the Company is obligated to use its best efforts to cause Mr. Chin Hien Tan, the Company’s Chief Operating Officer, and Mr. Ho Leung Ning, the Company’s Chief Financial Officer, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, Plastec’s management team, including those designated by the Company, shall be paid the Performance Bonus in cash.

•	Mr. Kin Sun Sze-To will be nominated to remain as a director of Plastec and Mr. Ho Leung Ning will be nominated as an officer of Plastec following consummation of the transaction. As such, in the future each may receive any cash fees, share options or share awards that Plastec’s board of directors determines to pay to its officers and directors.

Opinion of Independent Financial Advisor to the Company’s Special Committee

The special committee of the Company’s board of directors, comprised of its independent directors, engaged Duff & Phelps, LLC (“Duff & Phelps”) to render an opinion as to the fairness, from a financial point of view, to the Company of the consideration to be received in the proposed transaction. Duff & Phelps is an independent financial advisory firm, offering a broad range of valuation and consulting services, including fairness and solvency opinions, mergers and acquisitions due diligence services, financial reporting valuations, tax valuations, fixed asset and real estate consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

On November 12, 2015, Duff & Phelps rendered its oral opinion to the special committee of the Company’s board of directors (which was confirmed in writing by delivery of Duff & Phelps’ written opinion dated such date), that, as of such date, the consideration to be received by the Company in the proposed transaction was fair, from a financial point of view, to the Company.

The amount of the consideration to be paid to the Company was determined pursuant to negotiations between the Company, SYB and SYIM and not pursuant to recommendations of Duff & Phelps.

The opinion was provided for the use and benefit of the special committee of the board of directors of the Company in connection with its consideration of the proposed transaction and only addressed the fairness, from a financial point of view, to the Company of the consideration to be paid to it pursuant to the Agreement, as of the date of the opinion, and did not address any other aspect or implication of the proposed transaction. The summary of Duff & Phelps’ opinion in this proxy statement is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex C to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Duff & Phelps in preparing its opinion. However, neither Duff & Phelps’ written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to any shareholder as to how such shareholder should act or vote with respect to any matter relating to the proposed transaction.

Recommendation to Shareholders

The Company’s board of directors believes that the Agreement Proposal to be presented at the extraordinary general meeting is fair to and in the best interest of the Company’s shareholders and unanimously recommends that its shareholders vote “FOR” the Agreement Proposal and “FOR” the Adjournment Proposal, if presented.

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Conditions to the Closing of the Transaction

General Conditions

Consummation of the transaction is conditioned on, among other things, (i) the Agreement Proposal having been duly approved and adopted by the Company’s board of directors and shareholders by the requisite vote under the Companies Law of the Cayman Islands and the Company’s second amended and restated memorandum and articles of association, (ii) the transaction having been duly approved and adopted by SYB’s board of directors and shareholders, (iii) the transaction having been duly approved and adopted by SYIM’s board of directors and sole shareholder, (iv) the Private Placement having been approved by the CSRC and the funds raised having been fully received by SYB; and (v) the HK Subsidiary having been duly incorporated and having obtained its business registration certificate, and the transaction having been duly approved and adopted by its director(s) and shareholder(s) and the HK Subsidiary having given the Confirmation of Adherence (as defined below).

Termination; Waiver

The Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written consents of the parties;

•	by the Company if SYB, SYIM or the HK Subsidiary fail to pay the Transfer Price as required by the Agreement and on a timely basis;

•	by any party if the closing conditions set forth in the Agreement shall not have been fulfilled for any reason after 12 months from the date of the Agreement (or November 14, 2016);

•	by a non-breaching party upon material breach by another party and as a result, Closing is reasonably expected not to occur within 12 months from the date of the Agreement; or

•	by a non-breaching party if any other party fails to perform or properly perform any of its obligations under the Agreement and as a result the objectives of the Agreement cannot be achieved.

The Agreement, which is governed by PRC laws, does not specifically address the rights of a party (other than termination and payment of damages in certain situations) in the event of a material breach by a party of its covenants or warranties or a refusal or wrongful failure of the other party to consummate the transaction. However, either party would be entitled to assert its legal rights for breach of contract against the other party.

The existence of the financial and personal interests of certain of the Company’s directors may result in a conflict of interest on the part of one or more of them between what he may believe is best for the Company and what he may believe is best for himself in determining whether or not to grant a waiver in a specific situation.

Tax Consequences of the Transaction

For a description of the material United States federal income tax consequences of the transaction, please see the information set forth in “The Agreement Proposal — Material Federal Income Tax Consequences of the Transaction.”

Regulatory Matters

The transactions contemplated by the Agreement are not subject to any additional federal or state regulatory requirement or approval, except for the CSRC’s approval of the Private Placement by SYB.

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FORWARD-LOOKING STATEMENTS

The Company believes that some of the information in this proxy statement constitutes forward-looking statements within the definition of the Private Securities Litigation Reform Act of 1995. You can identify these statements by forward-looking words such as “may,” “expect,” “anticipate,” “contemplate,” “believe,” “estimate,” “intends,” and “continue” or similar words. You should read statements that contain these words carefully because they:

•	discuss future expectations;

•	contain projections of future results of operations or financial condition; or

•	state other “forward-looking” information.

The Company believes it is important to communicate its expectations to its shareholders. However, there may be events in the future that the Company is not able to predict accurately or over which it has no control. The cautionary language discussed in this proxy statement provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in such forward-looking statements, including among other things:

•	the risk that the transaction may be delayed or may not be consummated;

•	risks related to the diversion of management’s attention from the Company’s ongoing business operations; and

•	the effect of the announcement of the transaction on the Company’s business relationships (including, without limitation, partners and customers), operating results and business generally.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement.

All forward-looking statements included herein attributable to the Company or any person acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, the Company undertakes no obligations to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement or to reflect the occurrence of unanticipated events.

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EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY

General

The Company is furnishing this proxy statement to its shareholders as part of the solicitation of proxies by the Company’s board of directors for use at the extraordinary general meeting of the Company’s shareholders to be held on December 16, 2015, and at any adjournment or postponement thereof. This proxy statement provides the Company’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the extraordinary general meeting.

Date, Time and Place

The extraordinary general meeting of shareholders will be held on December 16, 2015, at 4:00 pm Hong Kong time, at the Meeting Room of the JW Marriott Hotel Shenzhen Bao’an, No 8 Baoxing Road, Bao’an District Shenzhen Guangdong 518101 China.

Purpose of the Company’s Extraordinary General Meeting

At the extraordinary general meeting, the Company will ask holders of its ordinary shares to:

•	consider and vote upon a proposal to adopt and approve the Agreement, and to approve the transaction contemplated by the Agreement (the Agreement Proposal); and

•	if presented, consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal (the Adjournment Proposal).

Recommendation of the Company’s Board of Directors

The Company’s board of directors has unanimously determined that the Agreement Proposal is fair to and in the best interests of the Company and its shareholders, and has unanimously approved (with Messrs. Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning (collectively referred to as the “Executive Directors”) abstaining from the vote at the meeting to approve the Agreement) such proposal. The Company’s board of directors unanimously recommends that shareholders:

•	vote “FOR” the Agreement Proposal; and

•	vote “FOR” the Adjournement Proposal, if it is presented to the meeting.

Record Date; Who is Entitled to Vote

The Company has fixed the close of business on October 16, 2015, as the “record date” for determining the Company’s shareholders entitled to notice of and to attend and vote at the extraordinary general meeting. As of the close of business on October 16, 2015, there were 12,938,128 of the Company’s ordinary shares outstanding and entitled to vote. Each ordinary share of the Company is entitled to one vote per share at the extraordinary general meeting.

Quorum

A quorum of shareholders is necessary to hold a valid shareholders meeting. The holders of a majority of the Company’s ordinary shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum required for the transaction of business at an extraordinary general meeting of the Company.

Abstentions and Broker Non-Votes

Proxies that are marked “abstain” and proxies relating to “street name” shares that are returned to the Company but marked by brokers as “not voted” will be treated as shares present for purposes of determining the presence of a quorum on all matters. Abstensions and broker non-votes will not be treated as votes cast on any matter. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on the Agreement Proposal.

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Vote Required

The approval of the Agreement Proposal and the Adjournment Proposal (if presented), by ordinary resolution, will require the affirmative vote of the holders of a majority of the Company’s ordinary shares present (if individuals, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy) and entitled to vote on such proposals at the extraordinary general meeting. The Company’s shareholders that are related to or affiliates of the Executive Directors of the Company, namely, Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Fine Colour Limited and Expert Rank Limited, have agreed to abstain from the vote on the Agreement Proposal.

Voting Your Shares

Each ordinary share of the Company that you own in your name entitles you to one vote.

If you are a record owner of your shares, there are two ways to vote your ordinary shares of the Company at the extraordinary general meeting:

•	You Can Vote By Signing and Returning the Enclosed Proxy Card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Company’s board of directors “FOR” the Agreement Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the extraordinary general meeting will not be counted.

•	You Can Attend the Extraordinary General Meeting and Vote in Person. When you arrive, you will receive a ballot that you may use to cast your vote.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the meeting and vote in person and your shares are held in “street name,” you must obtain a legal proxy from your broker, bank or nominee. That is the only way the Company can be sure that the broker, bank or nominee has not already voted your shares.

Revoking Your Proxy

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Mr. Ho Leung Ning in writing before the extraordinary general meeting that you have revoked your proxy; or

•	you may attend the extraordinary general meeting, revoke your proxy, and vote in person as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your ordinary shares of the Company, you may call Mr. Ho Leung Ning at (852) 2191-7155, or Adam Prior of The Equity Group Inc. at (212) 836-9606.

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Appraisal Rights

The Company’s shareholders do not have appraisal rights under the Companies Law in connection with the transaction.

Proxy Solicitation Costs

The Company is soliciting proxies on behalf of its board of directors. The Company will bear all of the costs of the solicitation.

This solicitation is being made by mail but also may be made by telephone or in person. The Company and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means.

The Company will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. The Company will reimburse them for their reasonable expenses.

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THE AGREEMENT PROPOSAL

At the extraordinary general meeting, the Company will ask its shareholders to consider and vote upon a proposal to adopt and approve the Agreement, and to approve the transaction contemplated by the Agreement. The discussion in this proxy statement of the transaction and the principal terms of the Agreement is subject to, and is qualified in its entirety by reference to, the Agreement. A copy of the Agreement is attached as Annex A to this proxy statement. The text of the Agreement Proposal to be considered at the extraordinary general meeting is set forth in Annex B.

Structure of the Transaction

Under the Agreement, SYIM will purchase, through the HK Subsidiary, the Target Share from the Company for an aggregate purchase price of RMB 1,250,000,000 (or US$195,312,500), in cash. Of the Transfer Price, RMB 875,000,000 (or US$136,718,750) is payable within 60 days after the CSRC approves the Private Placement and SYB’s receipt of the funds raised therefrom. The remaining RMB 375,000,000 (or US$58,593,750) of the Transfer Price shall be deposited into a bank account designated solely for the purpose of the transaction, supervised and administered by SYB and the Company jointly, and shall be payable to the Company upon Plastec achieving the Performance Commitment for the years ended December 31, 2016, 2017 and 2018 described below:

Year ending December 31,	Net Profit Target	Payment Amount

2016	HK$161,211,000	RMB 113,250,000 (US$17,695,313)

2017	HK$177,088,000	RMB 124,380,000 (US$19,434,375)

2018	HK$195,408,000	RMB 137,370,000 (US$21,464,063)

If the Performance Commitment for a given year is met, the corresponding Remaining Amount payable for such year shall be paid in full. If the actual net profit of Plastec in any relevant year is less than the Performance Commitment of such year but more than or equal to 80% thereof, then the corresponding Remaining Amount payable for such year shall be adjusted proportionately at that same rate. If the actual net profit of Plastec in any relevant year is less than 80% of the Performance Commitment of such year, then the corresponding Remaining Amount payable for such year, or any part thereof, will be temporarily withheld and the payment of which shall be dealt with the following year by reference to the percentage of the cumulative actual net profits of Plastec for the combined relevant years relative to the total Performance Commitment for such years (such rate, as averaged out, being referred to as “Average Cumulative Rate”) and restricted to circumstances set forth in the table below; provided that the corresponding Remaining Amount payable in any relevant year, or as averaged out, shall not exceed 100% of the percentages or the amounts specified in the Agreement.

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Proportion of Actual Net Profit to Performance Commitment	Year of 2016	Year of 2017	Year of 2018
Less than 80%	Temporarily withheld	Temporarily withheld	No Payment
More than or equal to 80% but less than 100%	Pay at that same rate	Pay at actual rate for 2017 or at the Average Cumulative Rate*	Pay at actual rate for 2018 or at the Average Cumulative Rate**
More than or equal to 100%	Pay in full	Pay in full or at the Average Cumulative Rate*	Pay in full or at the Average Cumulative Rate**

* Payment at the Average Cumulative Rate would only occur when the actual performance of 2016 is less than 80% of the Performance Commitment for such year, in which case, the corresponding Remaining Amount payable for that year would be temporarily withheld. For instance, if the Average Cumulative Rate for 2016 and 2017 is less than 80%, while the 2017 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2017 corresponding Remaining Amount shall be paid at that 2017 rate), the 2016 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2016 and 2017 is more than or equal to 80%, the 2016 and 2017 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

** Payments at the Average Cumulative Rate only occur in the following two scenarios: (1) when the Average Cumulative Rate for both 2016 and 2017 is less than 80% (in which case, the corresponding Remaining Amount payable for those years will be temporarily withheld) and if upon consolidating 2018 performance, the Average Cumulative Rate is still less than 80% but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2016 and 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for all three years is more than or equal to 80%, then 2016 through 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate; (2) if the 2016 actual net profit to Performance Commitment rate is more than or equal to 80% (and the corresponding Remaining Amount for 2016 has been paid at that 2016 rate), but that the 2017 actual net profit to Performance Commitment rate is less than 80% and if upon consolidating the 2017 and 2018 performance, the Average Cumulative Rate is still less than 80%, but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2017 withheld Remaining Amount or any part thereof shall not be paid and shall be extinguished. If the Average Cumulative Rate for 2017 and 2018 is more than or equal to 80%, the 2017 and 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

To finance the Transfer Price, SYB intends to raise funds in the Private Placement of no less than RMB 1,250,000,000, which it will subsequently contribute to the capital of the HK Subsidiary to be utilized by the HK Subsidiary for the purchase of the Target Share. Should the funds to be raised through the Private Placement fall short of RMB 1,250,000,000 for whatever reason, SYB will be obligated to pay, through the HK Subsidiary, to the Company any shortfall with funds raised by SYB through other means.

The proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends.  It is anticipated that the first tranche of net proceeds from the transaction to the Company will be an aggregate of approximately RMB770,000,000 (or US$120,312,500), or RMB59.5 (or US$9.30) per outstanding ordinary share of the Company.

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Non-Competition

As part of the Agreement, Mr. Kin Sun Sze-To, the Company’s Chief Executive Officer, has agreed that following the consummation of the transactions contemplated by the Agreement neither he nor his affiliates shall engage in the same or similar business to that of Plastec.

Services Agreements

As contemplated by the Agreement, the Company is obligated to use its best efforts to cause Mr. Chin Hien Tan, the Company’s Chief Operating Officer, and Mr. Ho Leung Ning, the Company’s Chief Financial Officer, each of whom is also a director of certain of Plastec’s subsidiaries, to continue their offices therewith after Closing and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018. Additionally, if the cumulative net profits of Plastec for the three years ended December 31, 2018 exceeds the cumulative Performance Commitment for such period, Plastec’s management team, including those designated by the Company, shall be paid the Performance Bonus in cash.

The Agreement also provides that after the transaction, Plastec shall establish a board of directors consisting of three directors, with two directors appointed by SYB or SYIM through the HK Subsidiary (of whom one will be the chairman of the board) and one director appointed by the Company. Additionally, the Company shall be permitted to appoint the general manager of Plastec and SYB and SYIM, through the HK Subsidiary, shall appoint the deputy-general manager and chief finance officer of Plastec.

Background of the Transaction

The terms of the Agreement are the result of arm’s-length negotiations between representatives of the Company and SYB. The Company was introduced to SYB through Cathay Capital Holdings, L.P. (“Cathay”), the sole shareholder of Cathay Plastic Limited, one of the Company’s shareholders. In the middle of 2015, SYB had completed an acquisition of a molding and plastic injection company in Shandong Province, China, and was interested in expanding its business in this segment. Accordingly, Cathay introduced the Company to SYB in order to see if a business arrangement could be arrived at between the parties.

In August 2015, SYB and the Company executed a non-binding letter of intent regarding the proposed transaction. The parties thereafter engaged in due diligence regarding their respective companies. The Company also formed a special committee consisting of independent directors to analyze the potential transaction from the Company’s standpoint.

On September 21, 2015, SYB delivered to the Company a draft of the Agreement.

On October 5, 2015, the special committee and Wilson Sonsini Goodrich & Rosati (“WSGR”), U.S. legal counsel to the special committee, met via conference call and discussed the terms of the Agreement.

On October 18, 2015, WSGR delivered a revised draft of the Agreement to SYB.

On October 19, 2015, SYB delivered to the Company a revised draft of the Agreement based on the Company’s revisions.

On October 25, 2015, WSGR delivered a further revised draft of the Agreement to SYB.

On October 26, 2015, SYB indicated they had no further changes to the Agreement.

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On the morning of November 12, 2015, a telephonic meeting of the special committee was held to consider the transaction. Also present at this meeting were representatives of WSGR and representatives of Duff & Phelps, the independent financial advisor to the special committee. The representatives of Duff & Phelps indicated to the special committee that, based on the information reviewed by Duff & Phelps and described below, the consideration to be received by the Company in the proposed transaction was fair from a financial point of view to the Company. The special committee thereafter recommended to the board of directors, among other things, (a) determine that the execution of the Agreement and the consummation of the transactions contemplated thereby, is fair to and in the best interests of the Company and its shareholders, and (b) approve and declare advisable the Agreement and the transactions contemplated thereby.

On the evening of November 12, 2015, a telephonic meeting of the Company’s board of directors was held. Also present at this meeting was Jeffrey M. Gallant of Graubard Miller, the Company’s U.S. general counsel. Prior to the meeting, a copy of the Agreement and other related materials were delivered to the directors. After considerable review and discussion, the Agreement was unanimously approved (with the Executive Directors abstaining from the vote), subject to any final negotiations and modifications, and the board determined to recommend the approval of the Agreement to its shareholders.

On November 14, 2015, the Agreement was executed. Prior to the market open on November 16, 2015, the Company issued a press release announcing the execution of the Agreement and some of the salient terms of the proposed transaction. The Company also filed a Report of Foreign Private Isuer on Form 6-K, which included the Agreement and a summary of the deal terms.

The Company’s Board of Directors’ Reasons for Approval of the Transaction

The final agreed-upon consideration in the transaction was determined by several factors. The Company’s board of directors, together with its consultants and advisors, reviewed various business and financial data in order to determine that the consideration to be paid to the Company was reasonable and that the transaction was in the best interests of the Company’s shareholders. The Company also reviewed the tax implications of the transaction and certain benefits that might accrue.

The Company’s board of directors considered a variety of factors weighing positively and negatively in connection with the transaction. In light of the number and wide variety of factors considered in connection with its evaluation of the transactions, the Company’s board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. The Company’s board of directors viewed its position as being based on all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of the Company’s reasons for the transaction and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Forward-Looking Statements.”

The following are several of the key factors the board considered:

•	that the transaction could create a significant increase in value for all of the Company’s shareholders;

•	that top management of Plastec was approaching the age of retirement and there was no assurance of how the company would perform following their retirement; and

•	that SYB has indicated that it intends to maintain the current organizational structure of Plastec and that it intends to retain all of Plastec’s current employees, leading to stability and continuity of the business after the Closing.

The board also considered the fact that upon closing of the transaction, the Company would no longer be engaged in any active operations and would simply be holding cash as its sole asset. As a result, the Company would be subject to all of the risks attendant to shell companies. Notwithstanding the foregoing, the Company’s board of directors believed the value that the transaction could create for shareholders outweighed this potential negative aspect.

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Opinion of Financial Advisor

Duff & Phelps was engaged to provide an opinion to the special committee of the board of directors of the Company as to the fairness, from a financial point of view, of the consideration to be received by the Company in the proposed transaction.

Duff & Phelps rendered its written opinion to the special committee on November 12, 2015, to the effect that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Duff & Phelps set forth therein, the consideration to be received by the Company in the proposed transaction was fair from a financial point of view to the Company. The full text of the written opinion of Duff & Phelps is attached as Annex C to this proxy statement and is incorporated herein by reference.

The full text of the written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken in connection with the opinion. Duff & Phelps’ opinion was addressed to the special committee, was given solely with respect to the proposed transaction and is not intended to be used, and may not be used, for any other purpose.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2013 and December 31, 2014 and the Company’s unaudited interim financial statements for the six months ended June 30, 2014 and June 30, 2015 included in the Company’s Form 6-K filed with the SEC;

b.	Plastec’s audited financial statements for the years ended December 31, 2013 and December 31, 2014 and Plastec’s unaudited interim financial statements for the six months ended June 30, 2015 and the seven months ended July 31, 2015;

c.	Financial projections for Plastec for the years ending December 31, 2015 through 2018, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps relied, with the special committee’s consent, in performing its analysis (the “Management Projections”);

d.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of Plastec, provided to Duff & Phelps by management of the Company;

e.	A letter dated October 30, 2015 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for Plastec (the “Management Representation Letter”); and

f.	Documents related to the proposed transaction, including the Agreement;

2.	Discussed the information referred to above and the background and other elements of the proposed transaction with the management of the Company;

3.	Discussed with the Company’s management its plans and intentions with respect to the management and operation of Plastec;

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4.	Reviewed the historical trading price and trading volume of the Company’s ordinary shares and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

In performing its analyses and rendering its opinion with respect to the proposed transaction, Duff & Phelps, with the Company’s and the special committee’s consent:

•	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including the Company’s management, and did not independently verify such information;

•	Relied upon the fact that the special committee, the board of directors and the Company have been advised by counsel as to all legal matters with respect to the proposed transaction, including whether all procedures required by law to be taken in connection with the proposed transaction have been duly, validly and timely taken;

•	Assumed that any estimates, evaluations, forecasts and projections, including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts, projections or the underlying assumptions;

•	Assumed that information supplied by the Company to Duff & Phelps and the representations made by the Company’s management to Duff & Phelps regarding the Company, Plastec and the proposed transaction are accurate in all material respects and did not and does not omit to state a material fact in respect of the Company, Plastec and the proposed transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

•	Assumed that the representations and warranties made in the Agreement and the Management Representation Letter are true and accurate;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Agreement, conform in all material respects to the drafts reviewed;

•	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or Plastec since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•	Assumed that all of the conditions required to implement the proposed transaction will be satisfied and that the proposed transaction will be completed in accordance with the Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

•	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material adverse effect on the Company, Plastec or the contemplated benefits expected to be derived in the proposed transaction.

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To the extent that any of the foregoing assumptions or any of the facts on which its opinion is based prove to be untrue in any material respect, its opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the proposed transaction and as to which Duff & Phelps does not express any view or opinion, including as to the reasonableness of such assumptions.

Duff & Phelps prepared its opinion effective as of the date thereof. The opinion is necessarily based upon market, economic, financial and other conditions as they existed and could be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm its opinion after the date thereof.

Duff & Phelps did not evaluate the Company’s or Plastec’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the proposed transaction, the assets, businesses or operations of the Company or Plastec, or any alternatives to the proposed transaction, (ii) negotiate the terms of the proposed transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Agreement and the proposed transaction, or (iii) advise the special committee or any other party with respect to alternatives to the proposed transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s ordinary shares or Plastec’s ordinary shares (or anything else) after the announcement or the consummation of the proposed transaction. The opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or Plastec’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation payable to or received by any of the Company’s or Plastec’s officers, directors, or employees, or any class of such persons, relative to the consideration, or with respect to the fairness of any such compensation.

The opinion (i) does not address the merits of the underlying business decision to enter into the proposed transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the proposed transaction; (iii) is not a recommendation as to how the special committee, the Board of Directors or any shareholder should vote or act with respect to any matters relating to the proposed transaction, or whether to proceed with the proposed transaction or any related transaction, and (iv) does not indicate that the consideration is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the proposed transaction is within a range suggested by certain financial analyses.

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The opinion was furnished for the use and benefit of the special committee in connection with its consideration of the proposed transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps has advised the Company that as there is no privity of contract between Duff & Phelps and any shareholder, it intends to assert the substance of the disclaimers included in this proxy statement and its opinion as a defense to any shareholder claim that might be brought against it under Cayman Islands law. Any defenses by Duff & Phelps with respect to a claim by a shareholder of the Company would be subject to resolution under applicable law and would need to be resolved by a court of competent jurisdiction. The availability or unavailability of such a defense will have no effect on the rights and responsibilities of the board of directors under Cayman Islands law, or the rights and responsibilities of the board of directors of the Company or Duff & Phelps under the U.S. federal securities laws. Duff & Phelps has expressly consented to the inclusion of its opinion as an exhibit to this proxy statement. The opinion will also be available for any interested shareholder of the Company (or any representative of a shareholder who has been so designated in writing) to inspect and copy at the Company’s principal executive offices during regular business hours. The decision as to whether to proceed with the proposed transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based.

Recommendation of the Company’s Board of Directors

After careful consideration of the matters described above, particularly the facts discussed above under the heading “The Company’s Board of Directors’ Reasons for Approval of the Transaction,” the Company’s board of directors determined unanimously that the proposal presented at this meeting was fair to and in the best interests of the Company and its shareholders. The Company’s board of directors has approved and declared advisable and unanimously recommend that you vote or give instructions to vote “FOR” the proposal.

The foregoing discussion of the information and factors considered by the Company’s board of directors is not meant to be exhaustive, but includes the material information and factors considered by the Company’s board of directors.

Material Federal Income Tax Consequences of the Transaction

The following discussion is a general summary of the anticipated U.S. federal income tax consequences of the transaction to shareholders. This summary is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the "IRS") with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. In addition, this summary does not discuss any non-United States, alternative minimum tax, state, or local tax considerations.

As discussed above, the proceeds from the transaction will be received by the Company, not the Company’s shareholders. The Company will use a portion of the proceeds to pay for transaction costs associated with the transaction and for general working capital purposes. The remaining proceeds from the transaction may be used, at the sole discretion of the Company’s Board, to provide liquidity to the Company's shareholders through one or more interim dividends.  However, there is no definitive plan to pay such dividends. Accordingly, the proposed transaction is entirely a corporate action. As a result, the Company’s shareholders will not realize any gain or loss for U.S. federal income tax purposes as a result of the transaction.

Regulatory Matters

The transactions contemplated by the Agreement are not subject to any additional federal or state regulatory requirement or approval, except for the CSRC’s approval of the Private Placement by SYB.

Recommendation and Vote Required

The approval of the Agreement Proposal, by ordinary resolution, will require the affirmative vote of the holders of a majority of the Company’s ordinary shares present (if individuals, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy) and entitled to vote on such proposal at the extraordinary general meeting. The Company’s shareholders that are related to or affiliates of the Executive Directors of the Company, namely, Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Fine Colour Limited and Expert Rank Limited have agreed to abstain from the vote on the Agreement Proposal.

22

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE AGREEMENT PROPOSAL.

23

THE AGREEMENT

For a discussion of the structure and consideration provisions of the Agreement, see the section entitled “The Agreement Proposal.” Such discussion and the following summary of other material provisions of the Agreement are qualified by reference to the complete text of the Agreement, a copy of which is attached as Annex A to this proxy statement. All shareholders are encouraged to read the Agreement in its entirety for a more complete description of the terms and conditions of the transaction.

Closing of the Agreement

The closing of the Agreement will take place on the day on which all legal procedures needed for the HK Subsidiary to be registered as the shareholder of Plastec following the satisfaction of the conditions described below under the subsection entitled “Conditions to the Closing of the Agreement,” unless the parties agree in writing to another time. The Agreement is expected to be consummated as soon as practicable after the extraordinary general meeting of the Company’s shareholders described in this proxy statement.

Representations and Warranties and Covenants

The Agreement contains the following representations and warranties of the Company:

•	the Company is organized and validly existing under the laws of the Cayman Islands and has the authority to enter into and perform the Agreement;

•	except for information that has been disclosed to SYB or is publicly available, Plastec has not given any guarantees to any third parties and has not been subject to any tax disputes or off-balance sheet debts;

•	the documents, materials and information provided by the Company to SYB and SYIM and any intermediaries engaged by them are true, accurate and complete without material concealment or omission and are not false or misleading;

•	the Company is the legal owner of the Target Share, and is entitled to transfer such Target Share, which is not subject to any liens or other encumbrances preventing such transfer; and

•	the Company is not holding the Target Share as a custodian or on trust or under similar arrangement for the benefit and on behalf of any third parties.

Additionally, the Agreement contains the following covenants on the part of the Company:

•	the Company shall not engage in the same or similar business to that of Plastec after Closing;

•	SYB (or a company designated by it) is entitled to acquire, from the Company, its subsidiary, Kai Ping Broadway Mold Tech Co., Ltd., upon completion of the transaction and prior to the official operation of factory premises of such subsidiary now under construction (the “Subsidiary Construction Project”), for consideration equivalent to the actual registered capital injected to such subsidiary;

•	neither Mr. Kin Sun Sze-To, the Company’s Chief Executive Officer, nor his affiliates shall engage in the same or similar business to that of Plastec following the consummation of the transaction;

•	the Company shall use best efforts to cause each of Mr. Chin Hien Tan, the Company’s Chief Operating Officer, and Mr. Ho Leung Ning, the Company’s Chief Financial Officer, who are both the current directors of the subsidiaries of Plastec, to continue their offices therewith after Closing and to enter into services agreements with those subsidiaries for a term expiring no earlier than December 31, 2018; and

24

•	prior to Closing, the Company covenants that to the extent permitted by law: (a) the ordinary course of the principal business of Plastec shall be conducted in a way consistent with its usual prior practices and commercial prudence; and (b) the Company shall use its reasonable efforts to maintain the major assets material to and underlying Plastec’s principal business in good order and condition and to maintain good relationships between Plastec and its clients, emplyees and other relevant parties.

The Agreement contains the following joint representations and warranties and covenants of SYB and SYIM:

•	SYB is a joint stock limited company and SYIM is a limited liability company, both are organized and validly existing under the laws of PRC and have the authority to enter into and perform the Agreement;

•	the documents, materials and information provided by SYB and SYIM to the Company and any intermediaries engaged by the Company are true, accurate and complete without material concealment or omission and are not false or misleading;

•	SYB and SYIM warrant that they shall pay the cash consideration to the Company in full and promptly in accordance with the Agreement through the HK Subsidiary and shall procure it to do so, and, upon fulfillment of the conditions in accordance with the Agreement, shall cause Plastec to pay the Performance Bonus to the members of its management team, including members designated by the Company;

•	SYB and SYIM agree to and shall procure the HK Subsidiary to bear joint and several liability with SYB and SYIM for the payment of the Transfer Price and the Performance Bonus, including to comply with legal requirements for the remittance of such payments offshore in foreign exchange setting and to actively cooperate in completing the relevant tax payment process; and

•	SYB and SYIM warrant that the HK Subsidiary shall sign a confirmation letter within 2 days from its establishment date, to confirm that the HK Subsidiary shall adhere to and be bound by the Agreement (the “Confirmation of Adherence”), after which the HK Subsidiary shall become a party thereto without further action of the Company, SYB or SYIM.

The parties have each agreed to take such actions as are necessary, proper or advisable to consummate the transaction.

The Agreement also contains additional covenants of the parties, including covenants providing for:

•	the Company to provide to the HK Subsidiary (i) a copy of Plastec’s register of members, updated to reflect that the HK Subsidiary is the registered holder of the Target Share, and (ii) a copy of Plastec’s register of directors, updated to reflect that two representatives of SYB or SYIM, designated through the HK Subsidiary, have been appointed as directors of Plastec and SYB and SYIM shall, through the HK Subsidiary, provide all necessary assistance in connection with the foregoing;

•	each party shall be responsible for its tax liability incurred in the transaction, and each of SYB and SYIM undertakes and warrants to cooperate fully with the Company in any actions to be taken in connection therewith;

•	each party shall keep the trade secrets of the other parties acquired during the transaction strictly confidential;

25

•	the parties shall appoint officers to form a working team for the approval and disclosure of the transaction, including but not limited to the legal procedures for approval, announcement, recording, registration, disclosure and any other procedures to the CSRC, the SEC, SZSE or any other relevant government authorities; and

•	each party shall consult with and obtain consents from the other parties before announcing or recording any matters as required by law or regulatory authorities.

Conditions to the Closing of the Agreement

General Conditions

Consummation of the transaction is conditioned on, among other things, (i) the Agreement Proposal having been duly approved and adopted by the Company’s shareholders by the requisite vote under the Companies Law of the Cayman Islands and the Company’s second amended and restated memorandum and articles of association, (ii) the transaction having been duly approved and adopted by SYB’s board of directors and shareholders, (iii) the transaction having been duly approved and adopted by SYIM’s board of directors and sole shareholder, (iv) the Private Placement by SYB having been approved by the CSRC and the funds raised having been fully received by SYB; and (v) the HK Subsidiary having been duly incorporated and having obtained its business registration certificate, and the transaction having been duly approved and adopted by its director(s) and shareholder(s) and the HK Subsidiary having given the Confirmation of Adherence.

Effectiveness

The Agreement will become effective upon approval of the Agreement by the shareholders of SYB and the Company.

Termination

The Agreement may be terminated at any time, but not later than the closing, as follows:

•	by mutual written consents of the parties;

•	by the Company if SYB, SYIM or the HK Subsidiary fail to pay the Transfer Price as required by the Agreement and on a timely basis;

•	by any party if the conditions set forth in the Agreement shall not have been fulfilled for any reason after 12 months from the date of the Agreement (or November 14, 2016);

•	by a non-breaching party upon material breach by the other party and as a result Closing is reasonably expected not to occur within 12 months from the date of the Agreement; or

•	by a non-breaching party if any other party fails to perform or fails to timely or properly perform, any of its obligations under the Agreement and as a result the objectives of the Agreement cannot be achieved.

Effect of Termination

In the event of proper termination by any party, the Agreement will be of no further force or effect and the transaction will be abandoned, except that if the termination was the result of a breach of a party, the breaching party shall bear the liability to indemnify the other parties for all losses and damages caused by such breach.

Fees and Expenses

All fees and expenses incurred in connection with the Agreement and the transactions contemplated thereby will be paid by the party incurring such expenses whether or not the transaction is consummated.

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Confidentiality; Access to Information

The parties have agreed to maintain in confidence and not disclose any non-public information received from the other party including trade secrets, and use such non-public information only for purposes of consummating the transactions contemplated by the Agreement.

Amendments

The Agreement may be amended by an instrument in writing signed by all parties to the Agreement.

Governing Law; Consent to Jurisdiction

The execution, effectiveness, performance, interpretation and dispute resolution of the Agreement shall be governed by and construed in accordance with the law of the PRC. All disputes arising out of or relating to the Agreement shall be settled in Beijing by arbitration at the China International Economic and Trade Arbitration Commission in accordance with the administered Arbitration Rule then in force.

27

THE ADJOURNMENT PROPOSAL

At the extraordinary general meeting, the Company will ask its shareholders to consider and vote upon a proposal to adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal. The text of the Adjournment Proposal to be considered at the extraordinary general meeting is set forth in Annex B.

Purpose of the Adjournment Proposal

The purpose of the Adjournment Proposal is to provide more time for the Company’s officers and directors to solicit proxies that would increase the likelihood of obtaining a favorable vote on the Agreement Proposal.

In addition to an adjournment of the extraordinary general meeting upon approval of an Adjournment Proposal, the board of directors of the Company is empowered under the Companies Law to postpone the meeting at any time prior to the meeting being called to order. In such event, the Company will issue a press release and take such other steps as it believes are necessary and practical in the circumstances to inform its shareholders of the postponement.

Consequences if the Adjournment Proposal is Not Approved

If an Adjournment Proposal is presented to the meeting and is not approved by the shareholders, the extraordinary general meeting may not be able to be adjourned to a later date. In the event that, based on the tabulated votes at the time of the extraordinary general meeting, there are not sufficient votes at the time of the extraordinary general meeting to approve the Agreement Proposal, then in such case, the transaction would not be completed.

Recommendation and Vote Required

The approval of the Adjournment Proposal (if presented), by ordinary resolution, will require the affirmative vote of the holders of a majority of the Company’s ordinary shares present (if individuals, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy) and entitled to vote on such proposal at the extraordinary general meeting. The Company’s shareholders that are related to or affiliates of the Executive Directors of the Company, namely, Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Fine Colour Limited and Expert Rank Limited have agreed to abstain from the vote on the Adjournment Proposal, if presented.

The Adjournment Proposal will not be submitted if the Agreement Proposal is approved.

THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

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BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of October 16, 2015 by:

•	each person known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding ordinary shares on the record date;

•	each of the Company’s current executive officers and directors; and

•	all of the Company’s current executive officers and directors as a group.

	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Major Shareholders:
Jing Dong Gao	633,787	(2)	4.9%
Cathay Plastic Limited (3)	1,208,292	(4)	9.3%
Kwok Wa Hung	1,014,753	(5)	7.8%
Directors and Executive Officers:
Kin Sun Sze-To	8,275,424	(6)	63.9%
Chin Hien Tan	449,538	(7)	3.5%
Eli D. Scher	12,169	(8)	*
Ho Leung Ning	241,971	(9)	1.9%
J. David Selvia	0
Chung Wing Lai	0
Joseph YiuWah Chow	0
All directors and executive officers as a group (7 individuals)	8,979,102		69.4%

*	Represents less than 1% of outstanding.

(1)	Unless otherwise indicated, the business address of each of the individuals is Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Unless otherwise indicated, none of the individuals have voting rights that differ from other shareholders.

(2)	Being the aggregate of (i) 291,262 ordinary shares purchased in a private transaction on December 8, 2010, as disclosed in Schedule 13D filed with the SEC on December 29, 2010, (ii) 208,800 ordinary shares released upon consummation of the merger with Plastec pursuant to the terms of Amendment No.1 to Stock Escrow Agreement dated as of December 16, 2010 plus (iii) 133,725 initial shares continue to be held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011 held by MCK Capital Co., Limited, an entity controlled by Mr. Gao. The business address of each is 762 West Beijing Road, Shanghai, China 200041.

(3)	The business address of Cathay Plastic Limited is c/o New China Management, Ltd., 14th Floor, St. John’s Building, 33 Garden Road, Central, Hong Kong.

(4)	Each of the following entities and individuals may be considered the beneficial owner of the ordinary shares held by Cathay Plastic Limited: Cathay Capital Holdings, L.P., as the sole shareholder of Cathay Plastic Limited; Cathay Master GP, Ltd., as the general partner of Cathay Capital Holdings, L.P.; New China Capital Management, LP, as the investment manager of Cathay Capital Holdings, L.P.; NCCM, LLC and TAM China, LLC, as the general partners of New China Capital Management, LP; Hermann Leung, as an officer or director of Cathay Capital Holdings, L.P.; Paul Wolanksy, as an officer or director of Cathay Capital Holdings, L.P. and Cathay Master GP, Ltd. and sole member of NCCM, LLC; and Donald Sussman, as an officer or director of Cathay Master GP, Ltd. and sole member of TAM China, LLC. The foregoing information is derived from a Schedule 13D/A filed with the SEC on January 23, 2012.

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(5)	The business address of Mr. Hung is c/o 16th Floor, Guangdong Finance Building, 88 Connaught Road West, Central, Hong Kong. The foregoing information is derived from a Schedule 13G/A filed with the SEC on March 03, 2015 and other information known to us.

(6)	Consists of 7,386,523 ordinary shares held by Sun Yip Industrial Company Limited and 888,901 ordinary shares held by Tiger Power Industries Limited (“Tiger Power”), each of which is an entity controlled by Mr. Sze-To. The foregoing information is derived from a Schedule 13D/A filed with the SEC on October 15, 2013.

(7)	Consists of 449,538 ordinary shares held by Fine Colour Limited, of which Mr. Tan is a 50% owner.

(8)	Representing Mr. Scher’s initial shares held in escrow pursuant to the terms of Amendment No.2 to Stock Escrow Agreement dated as of December 16, 2011. The foregoing information is derived from other information known to us.

(9)	Includes 241,971 ordinary shares held by Expert Rank Limited, an entity controlled by Mr. Ning.

As of the record date, there were 22 shareholders of record holding a total of 12,938,128 of the Company’s ordinary shares. To the best of the Company’s knowledge there were 7 shareholders of record with addresses in the United States holding approximately 2,072,467 (16.0%) of the Company’s outstanding ordinary shares. The foregoing calculations include 1 unit holder with a United States address holding 2,485 units, each consisting of 1 ordinary share. Ordinary shares held in the names of banks, brokers and other intermediaries were assumed to be held by residents of the same country in which the bank, broker or other intermediary was located.

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APPRAISAL RIGHTS

The Company’s shareholders do not have appraisal rights under the Companies Law in connection with the transaction.

SHAREHOLDER PROPOSALS

If the Company holds an annual general meeting of shareholders in 2016 and you want to include a proposal in the proxy statement for such 2016 annual general meeting, you need to provide it to the Company in a timely manner. When, and if, the date of the 2016 annual general meeting is determined, we will disclose the deadline by which shareholder proposals must be received in a Report of Foreign Private Issuer on Form 6-K or, if impracticable, by any means reasonably determined to inform shareholders. If you are a shareholder and you want to present a matter to be considered at the 2016 annual general meeting, if one is called for, and you do not give notice of the matter to the Company by such deadline, the Company may confer discretionary authority to vote on such matter with respect to all of the proxies solicited by it. You should direct any proposals or notices to the Company at c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong.

OTHER SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Company’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Plastec Technologies, Ltd., c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, the Company and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the Company’s proxy statement. Upon written or oral request, the Company will deliver a separate copy of the proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that the Company deliver single copies of such documents in the future. Shareholders may notify the Company of their requests by calling or writing to the Company at its principal executive offices at c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong, Telephone: 852-21917155.

WHERE YOU CAN FIND MORE INFORMATION

The Company files reports and other information with the SEC as required by the Exchange Act. You may read and copy reports and other information filed by the Company with the SEC at the SEC public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549. You may access information on the Company at the SEC web site containing reports and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement or any annex to this proxy statement are qualified in all respects by reference to the copy of the relevant Agreement or other annex filed as an exhibit to this proxy statement.

All information contained in this document relating to the Company has been supplied by the Company, and all such information relating to SYB and SYIM has been supplied by SYB and SYIM. Information provided by one another does not constitute any representation, estimate or projection of the other.

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Additional copies of this document can be found online at http://www.cstproxy.com/plastec/sm2015. If you have questions about the transaction, you should contact via phone or in writing:

Mr. Ho Leung Ning
Plastec Technologies, Ltd.
c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong
Tel: 852-21917155
Fax: 852-27796001

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Annex A

上海永利带业股份有限公司

上海永晶投资管理有限公司

与

Plastec Technologies, Ltd.

关于

Plastec International Holdings Limited

(炜丰国际控股有限公司)

之

股权转让协议

Shanghai Yongli Belting Co., Ltd.

(上海永利带业股份有限公司),

Shanghai Yongjing Investment Management Co., Ltd.

(上海永晶投资管理有限公司)

AND

Plastec Technologies, Ltd.

SHARE TRANSFER AGREEMENT

In connection with 100% Shares of

Plastec International Holdings Limited

(炜丰国际控股有限公司)

1

目录

Contents

第一条	定义	5
Article 1 Definition		5
第二条	本次交易的整体方案	9
Article 2 Arrangement of the Transaction		9
第三条	业绩承诺	13
Article 3 Performance Commitment		13
第四条	有关标的公司利润处理	19
Article 4 Profits of the Target Company		19
第五条	有关期间损益及过渡期安排	20
Article 5 Profits and Losses and Arrangements During Transitional Period		20
第六条	标的股权交割及后续整合安排	21
Article 6 Closing and Follow-up Arrangements		21
第七条	本协议的交割条件	24
Article 7 Closing Conditions		24
第八条	陈述、保证与承诺	26
Article 8 Representations and Warranties		26
第九条	税费	29
Article 9 Taxes		29
第十条	保密	30
Article 10 Confidentiality		30
第十一条	审批及信息披露	30
Article 11 Approval and Information Disclosure		30
第十二条	违约责任	31
Article 12 Breaches		31
第十三条	协议生效、修改与终止	32
Article 13 Effectiveness, Amendment and Termination		32
第十四条	通知和送达	34
Article 14 Notice and Delivery		34
第十五条	适用法律与争议解决	35
Article 15 Governing Law and Dispute Resolution		35
第十六条	其他	36
Article 16 Miscellaneous		36

2

股权转让协议

本《股权转让协议》( 以下简称“本协议”) 由以下各方, 为本协议之目的, 在澳门特别行政区签署:

THIS SHARE TRANSFER AGREEMENT (the “Agreement”) is made and entered into for the purpose of this Agreement in the Macau Special Administrative Region by and among:

甲方: 上海永利带业股份有限公司

法定代表人: 史佩浩

注册地址: 上海市青浦区徐泾镇徐旺路58号

Shanghai YongLi Belting Co., Ltd. (“Party A”), a company organized and validly existing under the laws of PRC, with its registered office at No. 58, Xuwang Road, Xujing Town, Qingpu District, Shanghai City, and the legal representative of which is Mr. SHI Peihao;

乙方: Plastec Technologies, Ltd.

授权代表: Sze-To Kin Sun

注册地址: PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands

Plastec Technologies, Ltd. (“Party B”), a company organized and validly existing under the laws of the Cayman Islands, with its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and the authorized representative of which is Mr. Sze-To Kin Sun; and

丙方: 上海永晶投资管理有限公司

法定代表人: 史佩浩

注册地址: 中国( 上海) 自由贸易试验区美盛路55号2幢1层137室

Shanghai Yongjing Investment Management Co., Ltd. (“Party C”), a company organized and validly existing under the laws of PRC, with its registered office at Room 1-137, Building 2, No. 55 Meisheng Road, China (Shanghai) Pilot Free Trade Zone, the legal representative of which is Mr. SHI Peihao.

以上甲方、乙方、丙方单独称为“一方”, 合称“各方”。

3

Each of the parties listed above is referred to herein individually as a “Party” and collectively as the “Parties”.

鉴于:

WHEREAS

1.	甲方是一家依据中国法律合法设立并有效存续且在深圳证券交易所创业板上市的股份有限公司, 股票简称: 永利带业, 股票代码: 300230。

Party A is a joint stock limited company organized and existing under the PRC laws and listed on the ChiNext Board of Shenzhen Stock Exchange under the stock name of “YongLi Belting (永利带业)” and stock code of 300230.

2.	乙方系依据开曼群岛法律注册成立并有效存续且在美国OTCBB市场买卖的有限公司, 合法持有标的公司100%的发行在外的股权。

Party B is a limited liability company organized and existing under the laws of the Cayman Islands quoted on OTCBB of the United States, and legally holds 100% of the issued and outstanding shares of the Target Company.

3.	丙方是一家依据中国法律在中国( 上海) 自由贸易试验区由甲方投资设立并有效存续的有限公司, 甲方合法持有丙方100%的股权。

Party C is a limited liability company organized and existing under the laws of PRC and established by and through investment of Party A in China (Shanghai) Pilot Free Trade Zone. Party A legally holds 100% shares in Party C.

4.	甲方拟通过丙方设立一家全资香港子公司并通过非公开发行股票募集资金作为资金来源, 由该香港子公司作为受让方收购乙方持有的标的公司100%股权。

Party A intends to establish a wholly-owned Hong Kong subsidiary through Party C and to raise funds through private placement as the source of funds for the purchase of 100% shares held by Party B in the Target Company by its Hong Kong subsidiary and as transferee thereof.

为此, 各方通过友好协商, 就本次交易的具体事宜达成如下条款及条件, 以兹各方恪守。

4

THEREFORE, the Parties, through friendly negotiation, agree on the below terms and conditions in connection with this Transaction for all Parties’ observance.

第一条            定义

Article 1 Definition

1.1	为表述方便, 在本协议中, 除非另有说明, 以下左栏所列词语具有该词语相应右栏所作表述的定义:

For the purpose of this Agreement, unless otherwise provided herein, the terms in the left column herein have the meanings ascribed to them in the right column as follows:

标的公司 Target Company	指 shall mean

Plastec International Holdings Limited (炜丰国际控股有限公司), 为一家依据英属维尔京群岛法律合法成立并有效存续的有限公司, 主要业务为精密模塑业务, 拥有本协议附件所示境内外附属公司。

Plastec International Holdings Limited, a limited liability company organized and existing under the laws of the British Virgin Islands and holding the domestic and offshore subsidiaries as listed in Exhibit A of this Agreement, the principal business of which is precision mold and plastic injection manufacturing.

标的股权 Target Share	指 shall mean

按照本协议乙方拟转让、香港子公司拟受让的标的公司的一股股权, 代表了标的公司发行在外的100%股权。

1 share of the Target Company, representing 100% of the issued and outstanding shares of the Target Company, to be sold and transferred by Party B to the HK Subsidiary as contemplated hereunder.

5

香港子公司 HK Subsidiary	指 shall mean	作为标的股权实际受让方的、甲方拟通过丙方于香港依法设立的一家全资附属公司。 the transferee of the Target Share which shall be an indirect wholly-owned subsidiary of Party A to be formed under the laws of Hong Kong by Party C.

本次发行 Issuance	指 shall mean

甲方拟实施的非公开发行股票募集资金的行为, 甲方应将该等募集资金依法汇入香港子公司, 作为香港子公司向乙方支付收购标的股权的转让价款。

the issuance of shares by Party A through private placement, the proceeds of which shall be injected to the HK Subsidiary by Party A in accordance with the law and used by the HK Subsidiary to purchase the Target Share from Party B.

本次交易 Transaction	指 shall mean

根据本协议甲方通过非公开发行股票募集资金方式筹措资金, 并依法将该等资金汇入香港子公司, 供香港子公司以现金支付方式收购乙方持有的标的股权。

the transaction contemplated hereby, pursuant to which Party A raises funds through private placement and injects such funds to the HK Subsidiary in accordance with the law for the HK Subsidiary to purchase the Target Share from Party B in cash.

先决条件 Conditions Precedent	指 shall mean	本协议第7条约定的条件。 the conditions set forth in Section 7.

评估基准日 Base Date of Valuation	指 shall mean	本协议各方协商一致确认的标的股权的审计、评估基准日, 即2015年7月31日。 the base date agreed by the Parties for audit and valuation of the Target Share, i.e. July 31, 2015.

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股权交割日 Closing Date	指 shall mean	标的公司的股东名册上将香港子公司登记为持有标的股权的股东之日。 the date on which the HK Subsidiary is registered as the holder of the Target Share as evidenced by the register of members of the Target Company.

过渡期 Transitional Period	指 shall mean	自评估基准日始至股权交割日之间的时间段。 the period commencing from the Base Date of Valuation to the Closing Date.

业绩承诺期间 Performance Commitment Period	指 shall mean	截至于2015年12月31日、2016年12月31日、2017年12月31日、2018年12月31日的四个财年。 each of the four fiscal years ended December 31, 2015, 2016, 2017 and 2018, respectively.

标的股权交割 Closing	指 shall mean	标的公司的股东名册上将香港子公司登记为持有标的股权的股东。 the registration of the HK Subsidiary as the holder of the Target Share as evidenced by the register of members of the Target Company.

评估报告 Share Valuation Report	指 shall mean	具有证券、期货从业资格的评估机构就标的股权截至评估基准日的价值进行评估而出具的评估报告。 the valuation report of the Target Share as of the Base Date of Valuation by a valuation agency with qualification of securities and futures.

专项审核报告 Special Audit Report	指 shall mean

具有证券、期货业务资格的会计师事务所就标的公司业绩承诺期间内各财年度净利润承诺实现情况出具的专项审核报告。

the special audit report on the annual net profits of the Target Company in each fiscal year during the Performance Commitment Period issued by an accounting firm with qualification of securities and futures.

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业绩审核报告 Performance Audit Report	指 shall mean

根据本协议第3.5条约定, 由相关审计机构就标的公司及其境内外附属公司于业绩承诺期间内各财年度净利润承诺实现情况出具的合并审核报告。

the relevant consolidated audit reports on the annual net profits of the Target Company and its domestic and offshore subsidiaries in each fiscal year during the Performance Commitment Period issued by the relevant audit firm appointed under Section 3.5 of this Agreement.

中国 PRC	指 Shall mean

中华人民共和国, 为本协议之目的, 不包括香港、澳门特别行政区和台湾地区)

the People’s Republic of China, for the purpose of this Agreement, shall exclude the Hong Kong Special Administrative Region, the Macau Special Administrative Region and the territory of Taiwan.

中国证监会 CSRC	指 shall mean	中国证券监督管理委员会。 China Securities Regulatory Commission.

深交所 SZSE	指 shall mean	深圳证券交易所。 Shenzhen Stock Exchange.

税费 Taxes	指 shall mean

任何及一切应缴纳的税费, 包括但不限于征收、收取或摊派的任何增值税、所得税、营业税、印花税、契税或其他适用税种, 或中国境内外政府有关部门征收的费用。

all or any payable taxes, including but not limited to, value added, income, business, stamp, deed or other applicable taxes or expenses levied by relevant domestic or foreign governmental authorities.

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工作日 Business Days	指 shall mean	除法定节假日以外的中国法定工作时间。 any working days except national holidays of PRC.

1.2	本协议各条款的标题仅为方便查阅之用, 不得影响本协议的解释。

Headings in this Agreement are only for convenience of reference and shall not be considered as interpretation of this Agreement.

1.3	对本协议或任何协议的提及应解释为包括可能不时修订、变更或更新之后的有关协议。

All references of this Agreement or other agreements shall be interpreted to include the relevant agreements as amended, modified or restated from time to time.

第二条            本次交易的整体方案

Article 2 Arrangement of the Transaction

2.1	甲方和丙方同意根据本协议的条款通过其香港子公司购买、且乙方同意根据本协议的条款出售标的股权, 该等转让完成后标的公司将成为甲方的间接全资子公司。

Party A and Party C agree to purchase, through their HK Subsidiary, the Target Share from Party B, who agrees to sell the same to the HK Subsidiary, in accordance with the terms and conditions set forth herein; upon the consummation of which the Target Company shall become an indirect wholly owned subsidiary of Party A.

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2.2	甲方应通过非公开发行其股份募集不少于人民币12.5亿元的资金, 并依法将该资金汇入, 并促使其香港子公司使用该等资金以现金支付方式向乙方购买其持有的标的股权。

Party A shall raise no less than RMB1,250,000,000 through private placement of its shares, and inject such funds to the HK Subsidiary in accordance with the law and procure the HK Subsidiary to utilize such funds to purchase the Target Share from Party B in cash.

2.3	各方同意, 本次交易的作价由各方根据具有证券、期货业务资格的评估机构出具的评估报告中确认的标的股权的评估值确定, 该评估机构由甲方委聘并由甲方负担费用。标的股权的评估基准日为2015年7月31日, 根据评估机构就本次交易出具的《评估报告》( 中同华评报字(2015) 第766号) , 标的股权的评估值为人民币12.52亿元, 各方协商确定的最终交易价格为人民币12.5亿元( 以下简称“转让价款”) 。

The Parties acknowledge the consideration for this Transaction shall be determined with reference to the valuation of the Target Shares as confirmed in a Share Valuation Report issued by a valuation agency with qualification of securities and futures engaged by and at the costs of Party A. The Base Date of Valuation is July 31, 2015. In accordance with the Share Valuation Report issued by the aforesaid valuation agency for this Transaction (China Alliance Appraisal Report numbered 766 of 2015), the valuation of the Target Share is RMB1,252,000,000 and the final transfer price of the Target Share, upon negotiations of the Parties, has been agreed at RMB1,250,000,000 (the “Transfer Price”).

2.4	各方同意, 转让价款应按照如下方式分期支付:

The Parties agrees that the Transfer Price shall be paid in instalments as follows:

(1)	本次发行获得中国证监会核准且对应募集资金到甲方账上之日起60日内, 甲方或丙方应通过其香港子公司向乙方支付转让价款的70%, 即人民币8.75亿元( 以下简称“首期转让价款”) 。甲方应尽最大努力促使本次发行相关的募集资金在中国证监会核准后尽快到账并依法将该资金汇入其香港子公司。

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Party A or Party C shall, through the HK Subsidiary, pay Party B 70% of the Transfer Price, i.e. RMB875,000,000) (the "Initial Payment") within 60 days after CSRC’s approval of the Issuance and Party A’s receipt of the funds raised through the Issuance. Party A shall use best efforts to cause the funds raised from the Issuance to be credited to Party A’s account and inject such funds to the HK Subsidiary in accordance with the law as soon as possible after CSRC’s approval of the Issuance.

(2)	甲方本次发行所获得剩余募集资金应按照相关募集资金管理规定专户存放, 且应由甲乙双方共同监管。甲方或丙方应通过其香港子公司根据以下表格以及本协议第三条向乙方分期支付剩余的转让价款( 以下简称“剩余转让价款”) , 即人民币3.75亿元。

The remaining amount raised by Party A through the Issuance shall be deposited into a bank account designated solely for the purpose of the Transaction in accordance with relevant regulations applicable to the Issuance, and to be supervised and administered by Party A and Party B jointly. Party A or Party C shall, through the HK Subsidiary, pay the remaining Transfer Price (the "Remaining Amount"), i.e. RMB375,000,000, to Party B in accordance with the table below and Article 3.

	如果标的公司的实际净利润达到2016年业绩承诺 If the actual net profit of the Target Company meets 2016 Performance Commitment	如果标的公司的实际净利润达到2017年业绩承诺 If the actual net profit of the Target Company meets 2017 Performance Commitment	如果标的公司的实际净利润达到2018年业绩承诺 If the actual net profit of the Target Company meets 2018 Performance Commitment

对应年度应付的剩余转让价款为 The Remaining Amount payable with respect to the corresponding year shall be	9.06% 转让价款 of the Transfer Price	9.95% 转让价款 of the Transfer Price	10.99% 转让价款 of the Transfer Price
支付金额为 Payment Amount shall be	人民币11,325万元 RMB113,250,000	人民币12,438万元 RMB124,380,000	人民币13,737万元 RMB137,370,000

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2.5	甲方及丙方同意, 如果标的公司的当年实际净利润达到业绩承诺, 按照第2.4条当年应付的剩余转让价款应由甲方或丙方通过其香港子公司在对应年度(i)专项审核报告出具日或(ii)甲方合并审计报告出具日( 以较早的时间点为准) 之日起60日内( 对应年度的“支付期限”) 一次性向乙方以现金支付完毕, 但本协议第三条另有约定的除外。

Unless otherwise provided in Article 3 of this Agreement, Party A and Party C agree that if the Target Company’s actual net profit for a year is no less than the Performance Commitment of such year, Party A or Party C shall, through the HK Subsidiary, pay to Party B in cash the Remaining Amount for such year as set forth in Section 2.4 in a lump sum payment within 60 days from the earlier of (i) the issuing date of the Special Audit Report or (ii) the issuing date of Party A’s consolidated audit report, of such corresponding fiscal year (the “Payment Deadline” of the corresponding year).

2.6	甲方确认, 其预计本次发行的募集资金数额不低于转让价款, 如果出于任何原因本次发行的募集资金数额低于转让价款, 本次交易亦不应当受到影响, 并且在此情況下甲方保证以其他方式自筹资金, 并通过其香港子公司向乙方支付本次发行的募集资金数额和转让价款之间的差额。

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Party A confirms that it estimates that the proceeds to be raised from the Issuance shall be no less than the Transfer Price. The Transaction contemplated hereby shall not be affected if the proceeds to be raised from the Issuance is less than the Transfer Price for any reason, in which case Party A hereby warrants to pay, through the HK Subsidiary, to Party B the shortfall between the Transfer Price and the proceeds from Issuance with funds raised by Party A through other means.

第三条            业绩承诺

Article 3 Performance Commitment

3.1	标的公司根据及按照其2014年12月31日结束的财年度经审计的年度审计报告中相等的会计政策和会计估计计算的基础上, 乙方承诺标的公司的2015年12月31日、2016年12月31日、2017年12月31日和2018年12月31日结束的财年扣除非经常损益后经审计的净利润分别不少于港币13,434.3万、16,121.1万、17,708.8万、19,540.8万( 当年的“业绩承诺”) ; 但是, 如果甲方或丙方直接或间接( 通过其香港子公司) 地对第6.3条有任何违反, 那么该等违反期间所涉及的年份的业绩承诺应视为满足, 甲方或丙方应按照本协议约定, 通过其香港子公司足额支付相应的剩余转让价款。

Based on and in accordance with equivalent accounting policies and accounting estimations as applied in the Target Company’s annual audit report for the year ended December 31, 2014, Party B undertakes and warrants that, the audited net profit of the Target Company, deducting non-recurring gains and losses, for each of the fiscal years ended December 31, 2015, December 31, 2016, December 31, 2017 and December 31, 2018 shall be no less than HK$134,343,000, 161,211,000, 177,088,000 and 195,408,000, respectively (the “Performance Commitment” of such year); provided that in the event that Party A or Party C, directly or indirectly through the HK Subsidiary, breaches Section 6.3, then the Performance Commitment of the year in which such breach occurs and exists shall be deemed satisfied, in which case Party A or Party C shall pay, through the HK Subsidiary, the Remaining Amount correspondingly in full payment in accordance with this Agreement.

3.2	在满足或应视为满足本协议第6.3条约定的前提下, 各方同意应按标的公司在业绩承诺期间当年实际净利润之实现情况, 根据下列安排调整剩余转让价款实际支付乙方的额度, 即:

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All Parties agree, upon the fulfillment or deemed fulfillment of conditions set forth in Section 6.3 and by reference to the actual net profit of the Target Company achieved in any relevant year during the Performance Commitment Period, actual extent of the Remaining Amount payable to Party B for such year shall be adjusted as follows, namely:

(1)	如标的公司当年度实际实现净利润低于当年承诺金额但高于当年业绩承诺净利润的80%( 含本数) 时, 则对应年度应付给乙方的剩余转让价款应按照实际净利润占当年的业绩承诺的相同比例以作调整及支付;

If the actual net profit of the Target Company in any relevant year is less than the Performance Commitment of such year but more than or equal to 80% thereof, then the corresponding Remaining Amount payable to Party B for such year shall be adjusted proportionately at that same rate;

(2)	如标的公司当年度实际实现净利润低于当年业绩承诺净利润的80%( 不含本数) 时, 则暂时不需向乙方支付本协议第2.4条第(2)项所列对应年度的剩余转让价款或其任何部分, 而应延迟至下一年度累计计算实际已完成净利润总额占合计承诺净利润总额的比例( 以下简称“平均完成比例”) , 并按照下列表格支付; 但平均完成比例不应超过100%, 且应支付的剩余价款不应超过2.4(2)条中的金额:

If the actual net profit of the Target Company in any relevant year is less than 80% of the Performance Commitment of such year, then the corresponding Remaining Amount payable to Party B for such year under Section 2.4(2) of this Agreement, or any part thereof, will be temporarily withheld and the payment or otherwise of which shall be dealt with the following year by reference to percentage of the cumulative actual net profits of the Target Company for the combined relevant years relative to the total Performance Commitment for such years (such rate, as averaged out, being referred to as “Average Cumulative Rate”) and restricted to circumstances set forth in the table below; provided that the corresponding Remaining Amount payable in any relevant year, or as averaged out, shall not exceed 100% of the percentages or the amounts specified in Section 2.4(2) of this Agreement.

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实际完成 净利润比例 Proportion of Actual Net Profit to Performance Commitment	2016年度 Year of 2016	2017年度 Year of 2017	2018年度 Year of 2018

低于80% ( 不含本数) Less than 80%	暂不支付 Temporarily withheld	暂不支付 Temporarily withheld	不支付 No Payment

高于80%( 含本数) , 低于100%( 不含本数) More than or equal to 80% but less than 100%	按该年度完成比例支付 Pay at that same rate	按该年度完成比例或平均完成比例支付* Pay at actual rate for 2017 or at the Average Cumulative Rate*	按该年度完成比例或平均完成比例支付** Pay at actual rate for 2018 or at the Average Cumulative Rate**

100%( 含本数) 以上 More than or equal to 100%	全额支付 Pay in full	全额支付或按平均完成比例支付* Pay in full or at the Average Cumulative Rate*	全额支付或按平均完成比例支付** Pay in full or at the Average Cumulative Rate**

* 按平均完成比例支付仅限于2016年度实现业绩低于80%( 不含本数) 而暂不支付该年度业绩达标应支付金额的情况, 如: 2016年与2017年平均完成比例仍低于80%( 不含本数) , 但2017年当年度实现业绩比例高于80%( 含本数) , 则仅按2017年业绩完成比例支付当年度应支付的股权转让款, 2016年度暂不支付的股权转让款不再支付; 如2016年与2017年平均完成比例高于80%( 含本数) , 则按平均完成比例支付2016和2017年度合计应支付的股权转让款。

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* Payment at the Average Cumulative Rate only occurs when the actual performance of 2016 is less than 80% of the Performance Commitment for such year, in which case, the corresponding Remaining Amount payable that year will be temporarily withheld. For instance, if the Average Cumulative Rate for 2016 and 2017 is less than 80%, while the 2017 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2017 corresponding Remaining Amount shall be paid at that 2017 rate), the 2016 withheld Remaining Amount or any part thereof shall not be paid and be extinguished. If the Average Cumulative Rate for 2016 and 2017 is more than or equal to 80%, the 2016 and 2017 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

* * 按平均完成比例支付仅限于以下两种情况: (1) 2016年度及2017年度实现业绩均低于80%( 不含本数) 而暂不支付对应股权转让款的情况, 则合并计算三个年度的平均完成比例, 如平均完成比例仍低于80%( 不含本数) , 但2018当年度实现业绩高于80%( 含本数) , 则仅按2018年完成比例支付当年度应支付的股权转让款, 2016和2017年度暂不支付的股权转让款不再支付。如三个年度平均完成比例高于80%( 含本数) , 则按平均完成比例支付2016、2017和2018年度合计应支付的股权转让款。(2) 2016年度高于80%( 含本数) 并已支付了相应的股权转让款, 但2017年度低于80%( 不含本数) 的情况, 则合并计算2017和2018年度的平均完成比例, 如平均完成比例仍低于80%( 不含本数) , 但2018年当年度实现业绩高于80%( 含本数) , 则仅按2018年完成比例支付当年度应支付的股权转让款, 2017年度暂不支付的股权转让款不再支付。如平均完成比例高于80%( 含本数) , 则按平均完成比例支付2017年度和2018年度合计应支付的股权转让款。

** Payments at the Average Cumulative Rate only occur in the scenarios outlined in the following two categories: (1) when the Average Cumulative Rate for both 2016 and 2017 is less than 80% (in which case, the corresponding Remaining Amount payable those years will be temporarily withheld) and if upon consolidating 2018 performance, the Average Cumulative Rate is still less than 80% but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2016 and 2017 withheld Remaining Amount or any part thereof shall not be paid and be extinguished. If the Average Cumulative Rate for all three years is more than or equal to 80%, then 2016 through 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate; (2) if the 2016 actual net profit to Performance Commitment rate is more than or equal to 80% (and the corresponding Remaining Amount for 2016 has been paid at that 2016 rate), but that the 2017 actual net profit to Performance Commitment rate is less than 80% and if upon consolidating the 2017 and 2018 performance, the Average Cumulative Rate is still less than 80%, but the 2018 actual net profit to Performance Commitment rate is more than or equal to 80% (hence the 2018 corresponding Remaining Amount shall be paid at that 2018 rate), the 2017 withheld Remaining Amount or any part thereof shall not be paid and be extinguished. If the Average Cumulative Rate for 2017 and 2018 is more than or equal to 80%, the 2017 and 2018 corresponding Remaining Amount shall be paid at the Average Cumulative Rate.

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(3)	为免存疑, 各方同意, 按上述方法计算时, 在累计计算的情况下, 之前年度已支付的剩余转让价款不再退还, 与已支付金额对应的净利润业绩亦不再重复计算; 就暂不支付年度对应的支付金额, 甲方或丙方仍应按照上述平均完成比例计算应合计支付的支付金额, 并在本协议第2.5条规定的期限内, 通过其香港子公司向乙方一次性支付完毕。

For the avoidance of doubt, all Parties agree when making the aforesaid cumulative quantification, any Remaining Amount already paid in prior years shall not be refunded and the corresponding actual net profit applicable thereto shall not be doubly counted in quantification for subsequent years. As for any Remaining Amount which is temporarily withheld, Party A or Party C shall pay, through the HK Subsidiary, the amounts cumulating therefrom at the foregoing Average Cumulative Rate and in full within the due date set forth in Section 2.5.

3.3	各方同意, 标的公司2016-2018年的三年累计实际实现的净利润总和超出累计业绩承诺的总和时, 超出部分的30%应作为奖励资金, 全额奖励予标的公司的包括乙方指定人士在内的经营管理团队( 以下简称“业绩奖励”) 。

The Parties agree, if the cumulative actual net profits for the 3 years ended December 31, 2018 exceeds the cumulative Performance Commitment for the 3 years ended December 31, 2018, 30% of the surplus shall be distributed to the Target Company’s management team, including those designated by Party B, (the "Performance Bonus") in cash as bonus.

3.4	各方同意, 在2018年度专项审核报告出具之日起30个工作日内, 由标的公司届时董事会在征求甲方的意见后确定业绩奖励的经营管理团队具体范围和分配金额( 以下统称“具体奖励方案”) , 就向乙方指定的有关经营管理团队成员支付的奖励金额, 标的公司应当在上述具体奖励方案经董事会通过之日起30个工作日内一次性支付至有关经营管理团队成员指定账户, 由此产生的税负由相关方依法承担。为免疑义, 各方同意共同指定具有证券、期货从业资格的、并由甲方委聘及负担费用的会计师事务所出具专项审核报告。

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The Parties agree, within 30 Business Days from the issuing date of the Special Audit Report for the fiscal year ended December 31, 2018, the board of directors of the Target Company shall determine the composition of members of the management team entitled to Performance Bonus and the amounts to be distributed to each of them after consultation with Party A (the “Concrete Bonus Program”). As for the Performance Bonus payable to relevant members of the management team designated by Party B, the Target Company shall effect payment of the same to the relevant account(s) designated by such members of the management team, by a lump-sum payment to be credited within 30 days from the date that the Concrete Bonus Program has been approved by the Target Company’s board of directors. Each relevant party shall bear its own taxes incurred thereby. For the avoidance of doubt, the Parties agree that an audit accounting firm with the qualification of securities and futures shall be jointly selected by the Parties and engaged by Party A to produce the Special Audit Report, with the corresponding costs borne by Party A.

3.5	在业绩承诺期内, 只要Sze-To Kin Sun先生、甯豪良先生及/或Tan Chin Hien先生中任何两位或以上人士担任标的公司董事或经营管理层人员, 则业绩承诺期内标的公司及其境内外附属公司的审计机构即应由Sze-To Kin Sun先生、甯豪良先生及/或Tan Chin Hien先生决定, 并由相应的被审计的标的公司及其境内外附属公司聘请及负担费用, 以出具相关业绩审核报告。

During the Performance Commitment Period, as long as two or more of Mr. Sze-To Kin Sun, Mr. Ning Ho Leung and/or Mr. Tan Chin Hien continue as directors or members of the management team of the Target Company, the audit firms of the Target Company and its domestic or offshore subsidiaries in the Performance Commitment Period shall be determined by Mr. Sze-To Kin Sun, Mr. Ning Ho Leung and/or Mr. Tan Chin Hien, and shall be engaged by the corresponding Target Company and its domestic or offshore subsidiaries, with the corresponding costs borne by them, for the purpose of producing the relevant Performance Audit Report.

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3.6	如果就业绩承诺期间内的任何一个财年, 甲方委聘的会计师事务所出具的专项审核报告与业绩审核报告结果存在差异, 导致甲乙双方对于该财年是否满足业绩承诺要求及是否具备业绩奖励条件存在不同意见, 则双方应于专项审核报告与并表业绩审核报告出具之日( 以最后出具的报告日期为准) 起30日内经友好协商确定最终审核结果。如果在前述期限内甲乙双方仍不能就最终审核结果达成一致意见, 则甲乙双方应各自承担一半费用, 聘请一家双方认可的第三方审计机构出具最终审核报告, 作为本协议项下的有关剩余转让价款和业绩奖励的支付条件是否满足的依据。

Where the result in the Special Audit Report issued by the accounting firm engaged by Party A is inconsistent with the Performance Audit Report for any fiscal year during the Performance Commitment Period thereby giving rise to disagreement between Party A and Party B as to whether or not the Performance Commitment and the conditions for Performance Bonus are satisfied, Party A and Party B shall determine the final audit result through friendly negotiation within 30 days from the later of the issuing date of the Special Audit Report or the consolidated Performance Audit Report. In the event that Party A and Party B cannot reach an agreement on the final audit result within the above mentioned period, they shall jointly engage a third party audit firm, with 50% of the costs borne by each party, to issue a final audit report for the purpose of performing matters under this Agreement concerning payment of Remaining Amount and Performance Bonus.

第四条            有关标的公司利润处理

Article 4 Profits of the Target Company

4.1	乙方承诺标的公司截至评估基准日, 按照其目前适用的会计政策和会计估计的净资产为不低于4.2亿元港币。

Party B represents and warrants that, as of the Base Date of Valuation, the net assets of the Target Company, in accordance with the current applicable accounting policies and accounting estimations of the Target Company, shall be no less than HK$420,000,000.

4.2	各方同意标的公司在本协议签订后至股权交割日期间不得进行利润分配。甲方、丙方同意, 并将促使香港子公司同意, 在业绩承诺期间, 在具备分红条件的前提下, 标的公司( 包括其境内外附属公司) 每年度现金分红比例不低于可分配利润的30%且不高于可分配利润的40%。

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The Parties agree the Target Company shall not pay any dividends from the date hereof to the Closing Date. Party A and Party C agree and shall procure the HK Subsidiary to agree that during the Performance Commitment Period, so long as the conditions for dividend payment are satisfied, the Target Company (includes its domestic and foreign subsidiaries) shall distribute dividend in cash no less than 30 % and no more than 40% of its distributable profits per annum.

第五条            有关期间损益及过渡期安排

Article 5 Profits and Losses and Arrangements During Transitional Period

5.1	各方同意, 应通力合作、全力配合, 尽快完成第7条中的交割条件。

The Parties shall cooperate and provide each other with all necessary assistance to cause the closing conditions set forth in Section 7 to be satisfied.

5.2	各方同意, 在标的股权交割发生的前提下就基准日至股权交割日的过渡期内标的股权产生的分红或其他分派由香港子公司享有。同时, 乙方承诺标的公司至股权交割日按照其前一年度经审计的年度审计报告中的会计政策和会计估计的净资产为不低于4.2亿元港币, 如低于则由乙方以现金补足即可, 乙方无需承担任何违约责任。

The Parties agree that the HK Subsidiary shall be entitled to any dividend or other distributions derived from the Target Share during the Transitional Period; provided that Closing is to occur. Party B further represents and warrants that, as of the Closing Date and based on and in accordance with equivalent accounting policies and accounting estimations as applied in the Target Company’s prior year audit report, the net assets of the Target Company shall be no less than HK$420,000,000. If the foregoing net assets is to fall short of HK$420,000,000, what needs to be done is for Party B to pay the shortfall in cash without bearing any further consequential liability.

5.3	在过渡期间内, 乙方保证在法律法规允许的范围内: (a) 标的公司在正常业务过程中按照与以往惯例及谨慎商业惯例一致的方式经营其主营业务; (b) 尽合理努力维护构成标的公司主营业务的主要资产保持良好状态, 维护其与客户、员工和其他相关方的所有良好关系。

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During the Transitional Period, Party B undertakes that to the extent permitted by law: (a) the ordinary course of the principal business of the Target Company shall be conducted in a way consistent with its usual prior practices and commercial prudence; (b) it shall use its reasonable efforts to maintain the major assets material to and underlying the Target Company’s principal business in good order and conditions and to maintain good relationships between the Target Company and its clients, employees and other relevant parties.

5.4	如果乙方要求, 甲方和丙方应尽最大努力及时向乙方提供关于其自身以及本次交易的相关信息, 以及其他必要的协助, 以协助乙方准备其发给股东的股东大会材料。

Each of Party A and Party C shall, upon request of Party B, use their best efforts to promptly provide Party B with relevant information with respect to itself and the Transaction and any other necessary assistance so as to facilitate Party B’s preparation of proxy materials to be sent to its shareholders.

第六条            标的股权交割及后续整合安排

Article 6 Closing and Follow-up Arrangements

6.1	各方同意, 第7条中的交割条件满足且乙方收到标的股权首期转让价款后30日内完成交割。自股权交割日起, 基于标的股权的一切权利和义务由香港子公司享有和承担。

The Parties agree that Closing shall be completed within 30 days after the receipt of the Initial Payment by Party B and the closing conditions set forth in Section 7 have been satisfied. The HK Subsidiary shall be entitled to all rights and bear all obligations as a holder of the Target Share from the Closing Date.

6.2	乙方应在交割日向香港子公司提供(i)标的公司更新的股东名册, 显示香港子公司已登记为标的公司的股东, 以及(ii)标的公司更新的董事名册, 显示甲方或丙方通过其香港子公司指定的两位代表已登记为标的公司的董事。甲方或丙方, 通过其香港子公司, 应就上述手续提供必要的协助。

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On the Closing Date, Party B shall provide to the HK Subsidiary (i) a copy of the Target Company’s register of members, updated to reflect that the HK Subsidiary as the registered holder of the Target Share, and (ii) a copy of the Target Company’s register of directors, updated to reflect that two representatives of Party A or Party C, designated through the HK Subsidiary, have been appointed as the directors of the Target Company. Party A and Party C shall, through the HK Subsidiary, provide all necessary assistance in connection with the foregoing procedures.

6.3	各方同意, 股权交割日起至2018年12月31日, 标的公司的公司治理结构安排如下:

The Parties agree on the following corporate governance arrangement of the Target Company from the Closing Date through December 31, 2018:

(1)	标的公司设董事会, 由3人组成, 其中2人由甲方或丙方通过香港子公司委派, 另外1人由乙方委派。通过香港子公司委派的其中一位董事担任标的公司的董事长, 标的公司的总经理由乙方提名, 及在不损害第6.3(2)条下, 标的公司的副总经理及主管财务负责人由甲方通过香港子公司提名, 各方应促使上述被提名人选由标的公司董事会聘任。为免存疑, 各方确认, 在交割后的业绩承诺期内, 届时, 甲方有权通过其附属公司向标的公司下属各境内外附属公司增派不多于1名董事, 具体由各方于股权交割日后经友好协商确定, 除各方前述或另有约定外, 各方同意标的公司及其下属各境内外附属公司的现任管理层及经营模式、经营方向保持不变。

The Target Company shall establish a Board of Directors consisting of 3 directors. Party A or Party C shall, through the HK Subsidiary, appoint 2 directors and Party B shall appoint 1 director. The Chairman of the Board shall be one of the directors appointed by and through the HK Subsidiary. The General Manager of the Target Company is to be nominated by Party B. Without prejudice to Section 6.3(2), the Deputy-General Manager and Chief Finance Officer of the Target Company shall be nominated by Party A, through the HK Subsidiary. The Parties shall procure the aforementioned nominees to be appointed by the Target Company’s Board of Directors. For the avoidance of doubt, the Parties acknowledge that, during the Performance Commitment Period after Closing, Party A is entitled to appoint no more than 1 additional director to any domestic and foreign subsidiaries of the Target Company through its subsidiaries at that time, specifics of which will be confirmed through friendly negotiations between the Parties after Closing. Save as aforesaid or unless otherwise agreed, the Parties agree the present management team, business model and operating direction of the Target Company and its domestic and foreign subsidiaries shall remain unchanged.

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(2)	甲方有权通过香港子公司向标的公司委派经甲方和标的公司现有经营管理团队均认可的主管财务负责人和相关财务人员, 该等财务人员同时向甲方和标的公司董事会、标的公司总经理汇报工作。

Party A is entitled to appoint the Chief Finance Officer and other finance officers to the Target Company, through the HK Subsidiary. The foregoing officers shall be approved by Party A and the present management team of the Target Company. The foregoing officers shall report to Party A, Board of Directors and the General Manager of the Target Company.

(3)	股权交割后, 标的公司( 包括其下属各境内外附属公司) 应当遵守所适用的法律、法规、规章、规范性文件以及其被知会的甲方《公司章程》及其规章制度规定的关于甲方子公司的管理制度, 但各方另有约定的除外。

After Closing, the Target Company (including its domestic and foreign subsidiaries) shall comply with the applicable laws, rules, regulations, standards and, to the extent the Target Company has been notified of and unless otherwise provided, such articles of association of Party A, its rules, systems and regulations as relating to systems of management over subsidiaries of Party A.

6.4	各方确认, 除本协议另有约定外, 本次交易不涉及标的公司及其境内外附属公司员工变动, 该等员工的劳动关系不变; 股权交割日后至业绩承诺期间, 甲方及丙方同意, 并应促使香港子公司同意继续保证标的公司及其境内外附属公司的员工稳定。

All Parties acknowledge that, unless otherwise provided in this Agreement, the Transaction does not involve any employee changes of the Target Company or its domestic and foreign subsidiaries, whose employment relationships with their employees shall not be altered. After the Closing Date and during the Performance Commitment Period, Party A and Party C agree and shall procure the HK Subsidiary to agree to continuously warrant the stability of workforce in the Target Company and its domestic and foreign subsidiaries.

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6.5	就乙方通过标的公司以外的其他附属公司已于2015年6月16日在广东省开平市依法设立的开平市百汇模具科技有限公司( 以下简称“开平公司”) 、其名下新建厂房尚处于动工建设阶段, 各方同意于本次交易完成后, 开平公司开始正式运营之前, 乙方承诺, 甲方( 或甲方指定的公司) 有权以开平公司股东实际投入的经审计的原始货币资金金额作为对价收购开平公司100%的股权, 具体收购事宜由各方届时另行协商落实。

On June 16, 2015, Party B (through its other subsidiary, which is not under the Target Company) established 开平市百汇模具科技有限公司 (the “Kaiping Company”) pursuant to applicable law in Kaiping City, Guangdong Province, under which a new factory premises is still under construction. The Parties agree, upon the completion of the Transaction and prior to the official operation of the Kaiping Company, Party B undertakes and warrants that Party A (or company designated by Party A) is entitled to acquire 100% shareholding of the Kaiping Company for a consideration equivalent to the actual registered capital injected by its shareholders, as to be audited. The Parties shall separately consult upon specifics of such acquisition and its implementation at an opportune time.

第七条            本协议的交割条件

Article 7 Closing Conditions

7.1	各方同意, 本协议下的交割受限于下列先决条件的满足:

The Parties agree that the Closing contemplated hereby shall be subject to the satisfaction of the following Conditions Precedent:

(1)	本协议及本次交易所需的相关文件已经各方或相关方依法签署;

The Parties and any relevant parties have signed this Agreement and all the relevant documents of the Transaction in accordance with law;

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(2)	甲方董事会和股东大会审议通过本次交易;

The Transaction has been considered and approved both at the board of directors meeting and at the shareholders’ meeting of Party A;

(3)	乙方董事会( 经其特别委员会推荐) 和股东大会审议通过本次交易;

The Transaction has been considered and approved both at the board of directors meeting (on the recommendation of its special committee) and at the shareholders’ meeting of Party B;

(4)	丙方董事会审议通过本次交易, 股东决定通过本次交易;

The Transaction has been considered and approved at the board of directors meeting and by the sole shareholder of Party C;

(5)	中国证监会核准本次发行且甲方募集资金到位;

The CSRC has approved the Issuance and the proceeds raised therefrom have been fully received by Party A;

(6)	香港子公司已合法设立并取得《商业登记证》, 且香港子公司的董事及股东已审议通过本次交易并已履行本协议第13.3条约定。

The HK Subsidiary has been duly incorporated and obtained its business registration certificate, the Transaction has been considered and approved by its director(s) and shareholder(s) and it has performed what is required of it under Section 13.3 of this Agreement.

7.2	如本次交易交割前, 本次交易适用的法律予以修订并提出其他强制性审批要求或豁免部分行政许可事项的, 各方以届时生效的法律、法规为准调整本次交易交割的先决条件。

If, prior to Closing of the Transaction, any laws applicable to the Transaction have been amended entailing additional mandatory approval requirements or waiver of certain administrative authorizations, the Parties shall in that case vary the Conditions Precedent in accordance with the applicable laws and regulations as in force at the time.

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第八条            陈述、保证与承诺

Article 8 Representations and Warranties

8.1	乙方就本协议的签署及履行作出陈述、保证与承诺如下:

In connection with the execution and implementation of this Agreement, Party B hereby represents and warrants that:

(1)	乙方是一家根据开曼群岛法律依法设立并有效存续的有限公司, 有权签订并履行本协议;

Party B is organized and validly existing under the laws of the Cayman Islands and has the authority to enter into and perform this Agreement;

(2)	除公开信息及已向甲方披露外, 乙方保证标的公司不存在向第三方提供的对外担保、税务纠纷和帐外债务, 如发现有交割日以前的对外担保、税务纠纷和帐外债务的情形给标的公司造成的损失, 全部由乙方承担;

Except for information that is publicly available or which has already been disclosed to Party A, Party B represents and warrants that the Target Company has not given any guarantees to any third parties, not been subject to any tax disputes or off-balance sheet debts. If there exists any of the foregoing prior to the Closing Date resulting in any losses and damages to the Target Company, Party B shall be fully responsible therefor;

(3)	乙方向甲方、丙方及其聘请的中介机构提供的资料、文件及数据均是真实、准确、完整的, 并无重大隐瞒、遗漏、虚假或误导之处;

The documents, materials and information provided by Party B to Party A, Party C and any intermediaries engaged by them are true, accurate and complete without material concealment or omission, not false or misleading;

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(4)	乙方保证其合法持有且有权转让标的股权, 标的股权上不存在任何质押、查封、冻结或其他任何限制转让的情形;

Party B is the legal owner of the Target Share and is entitled to transfer the Target Share. The Target Share is not subject to any liens, sequestration, Mareva process or any encumbrances preventing their transfer;

(5)	乙方保证不存在以委托持股、信托持股或其他类似的方式为他人代持标的股权;

Party B represents and warrants that it is not holding the Target Share as a custodian or on trust or under similar arrangement for the benefit and on behalf of any third parties;

(6)	除本协议第6.5条另有约定外, 乙方保证其交割后不再从事与标的公司相同或类似的业务;

Unless otherwise provided in Section 6.5, Party B represents and warrants that it shall not engage in the same or similar business of the Target Company after Closing;

(7)	乙方会促使其最大单一实益股东(即司徒建新先生)及其按中国证监会《上市公司信息披露管理办法》中规定的关联方保证交割后不再从事与标的公司相同或类似的业务;

Party B shall procure its single largest beneficial shareholder (i.e. Mr. Sze-To Kin Sun) and his affiliates, as the term is defined by 《上市公司信息披露管理办法》(The Administrative Measures for the Disclosure of Information of Listed Companies) promulgated by the CSRC, not to engage in the same or similar business of the Target Company after Closing;

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(8)	乙方保证其会尽最大努力促使目前在标的公司之境内外附属公司担任董事的Tan Chin Hien先生和甯豪良先生在交割后继续留任, 并在享受不低于其各自现有服务协议项下薪资及各项福利待遇的前提下, 与相关境内外附属公司签署终止时点不早于2018年12月31日的服务协议。

Party B represents and warrants that it will use its best efforts to cause Mr. Tan Chin Hien and Mr. Ning Ho Leung, who are the current directors of the domestic and foreign subsidiaries of the Target Company, to continue their office therewith after Closing and, upon the premise that the compensation and benefit packages to be offered to them are no less generous than the ones under the current term of their respective services agreements, to enter into services agreements with those domestic and foreign subsidiaries for a term expiring no earlier than December 31, 2018.

8.2	甲方及丙方就本协议的签署及履行共同作出陈述、保证与承诺如下:

In connection with the execution and implementation of this Agreement, Party A and Party C hereby jointly represent and warrant that:

(1)	甲方及丙方是根据中国法律依法设立并有效存续分别为股份有限公司及有限责任公司, 有权签订并履行本协议;

Party A is a joint stock limited company and Party C is a limited liability company, both are organized and validly existing under the laws of PRC and have the authorities to enter into and perform this Agreement;

(2)	其向乙方及其聘请的中介机构提供的资料、文件及数据均是真实、准确、完整的, 并无隐瞒、遗漏、虚假或误导之处;

The documents, materials and information provided by Party A and Party C to Party B and any intermediaries engaged by Party B are true, accurate and complete without material concealment or omission, not false or misleading;

(3)	依照本协议约定通过并促使香港子公司及时、足额向乙方支付现金对价, 以及在满足本协议约定条件的前提下, 确保标的公司向包括乙方指定人员在内的经营管理团队成员支付现金业绩奖励;

Party A and Party C warrant that they shall pay the cash consideration to Party B promptly and in full in accordance with this Agreement through the HK Subsidiary and shall procure it to do so and, upon fulfillment of the conditions in accordance with this Agreement, shall cause the Target Company to pay the Performance Bonus to members of its management team including members designated by Party B;

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(4)	就本协议项下转让价款和业绩奖励的支付, 甲方与丙方同意, 并促使香港子公司共同承担无限连带责任, 并应就上述转让价款和业绩奖励的汇付依法履行有关外汇出境和积极配合有关完税手续。

As for the payment of the Transfer Price and the Performance Bonus in accordance with this Agreement, Party A and Party C agree to and shall procure the HK Subsidiary to bear several and joint liability, including to comply with legal requirements for remittance of these payments offshore in foreign exchange setting and to actively cooperate in completing the relevant tax payment process.

8.3	各方应本着诚实信用的原则, 尽最大努力相互配合, 积极履行本协议, 并按照包括境内外证券监管机构的有关规定等适用法律法规的要求依法履行各自相应义务。自本协议之日起各方应不时地尽最大努力且无须进一步对价采取任何行动、签署任何文件、取得任何同意以完成交割条件以及本次交易。

The Parties shall use their respective best efforts to cooperate and perform its obligations hereunder in good faith and in accordance with any applicable laws and regulations, including relevant stipulations of domestic and foreign securities regulatory authorities. Each Party shall from time to time and at all times hereafter uses its best efforts to make, do, execute, or cause or procure to be made, done and executed such further acts, deeds, conveyances, consents and assurances without further consideration, which may reasonably be required to consummate the Transactions and achieve the Conditions Precedents.

第九条            税费

Article 9 Taxes

9.1	因办理本次交易相关事宜过程中所发生的各种税费, 由各方依法各自承担。甲方、丙方承诺全力配合乙方为履行有关税收合规义务而采取的任何必要行动。

Each Party shall be responsible for its tax liability incurred in the Transaction pursuant to applicable law. Each of Party A and Party C undertakes and warrants to fully cooperate with Party B in any actions to be taken for the purpose of fulfilling any relevant tax compliance obligations.

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第十条            保密

Article 10 Confidentiality

10.1	各方确认, 对本次交易过程中知悉的有关对方或其他方的商业秘密, 应采取严格的保密措施。

Each Party shall keep the trade secrets of the other Parties and other entities acquired during the Transaction strictly confidential.

第十一条            审批及信息披露

Article 11 Approval and Information Disclosure

11.1	各方应在本协议签署后一个工作日内分别指派专门人员组成工作小组负责本次交易审批及信息披露的相关工作, 包括但不限于向中国证监会、美国证券交易委员会及其他有关政府主管部门、深交所办理一切审批、公告、备案、登记、信息披露及其他相关手续。各方应根据相关法律、法规、规章、规范性文件的规定, 全面履行信息披露义务及为甲方和乙方信息披露工作提供充分协助。

Within one Business Days from the signing of this Agreement, the Parties shall appoint officers to form a working team for approval and disclosure of the Transaction, including but not limited to all legal procedures of approval, announcement, recording, registration, disclosure or other procedures to CSRC, U.S. Securities and Exchange Commission, SZSE or other relevant government authorities. All Parties shall bear the obligation of disclosure and provide all necessary assistance in Party A’s and Party B’s disclosure in accordance with relevant laws, rules, regulations and normative documents.

11.2	在过渡期内, 各方就本次交易有关事项在根据法律或监管机构的要求作出公告或备案前, 应当事先与其他方联系并协商一致后方可进行。就任何一方的合理披露要求, 其他方应尽量配合及同意, 不应无故拒绝, 不合理地拒绝, 延迟或附带條件。

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During the Transitional Period, each Party shall consult with and obtain consents from the other Parties before announcing or putting on record any matters as required by law or regulatory authorities. Upon requests for reasonable disclosures by any Party, other Parties shall use their best efforts to cooperate and give consents, which shall not be declined for no reason or unreasonably withheld, delayed or conditioned.

第十二条            违约责任

Article 12 Breaches

12.1	除不可抗力原因以外, 任何一方不履行或不及时、不适当履行本协议项下其应履行的任何义务, 或违反其在本协议项下作出的任何陈述、保证或承诺, 应按照法律规定承担相应法律责任。

Unless caused by Force Majeure, any Party that fails to perform or fails to timely or properly perform, any of its obligations, or is in breach of any representations, warranties or undertakings under this Agreement shall be liable therefor in accordance with law.

12.2	如因任何一方不履行或不及时履行、不适当履行本协议项下其应履行的任何义务, 导致本协议的缔约目的无法达成的( 未能获得中国证监会核准发行除外) , 守约方有权解除本合同; 如因一方违约给其他各方造成损失的, 还应予以足额赔偿。

If any Party fails to perform or fails to timely or properly perform, any of its obligations under this Agreement with the result that the objectives hereunder cannot be achieved (non-approval of the Issuance by the CSRC excepted), the Party not in breach is entitled to terminate this Agreement. The Party in breach shall indemnify the other Parties for all resulting losses and damages incurred by such other Parties.

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12.3	甲方、丙方、香港子公司或标的公司未能按照本协议约定的付款期限、付款金额向(1) 乙方支付全部或部分转让价款的; 或(2) 向乙方指定经营管理团队成员支付现金业绩奖励金额的, 每逾期一日, 应当以应付未付额度的万分之三计算违约金支付给乙方及/或乙方指定经营管理团队成员。逾期超过60天未能支付的, 每逾期一日, 应当以应付未付额度的千分之一计算违约金支付给乙方及/或乙方指定经营管理团队成员, 但由于乙方或乙方指定经营管理团队成员的原因导致逾期支付价款的除外。

If Party A, Party C, the HK Subsidiary or the Target Company fails to pay any amounts in cash and by their due dates stipulated under this Agreement (1) to Party B for all or any part of the Transfer Price, or (2) to members of the management team designated by Party B for the Performance Bonus; then the Parties in default shall pay to Party B or such members of the management team designated by Party B, as the case may be, liquidated damages at a daily rate of 3/10000 on the overdue amounts for the first 60 days. If the foregoing default is not cured after such 60 days, then liquidated damages at a daily rate of 1/1000 on the overdue amounts shall be levied every day thereafter unless the default is caused by Party B or such members of the management team designated by Party B, as the case may be.

12.4	乙方违反本协议的约定, 未能按照本协议约定的期限配合甲方、丙方或香港子公司办理完毕标的股权交割的, 每逾期一日, 应当以首期转让价款的万分之三计算违约金支付给甲方。逾期超过60天未能办理完成股权交割的, 每逾期一日, 应当以首期转让价款的千分之一计算违约金支付给甲方, 但由于甲方、丙方或香港子公司的原因导致逾期办理标的股权交割的除外。

If Party B fails to cooperate with Party A, Party C or the HK Subsidiary to complete the Closing of the Target Share by the due date set forth in this Agreement, it shall pay a penalty to Party A of 3/10000 of the Initial Payment per day. If such breach is not cured for 60 days, the penalty thereafter shall be 1/1000 of the Initial Payment to be paid by Party B to Party A per day, unless such breach is caused by Party A, Party C or the HK Subsidiary.

第十三条            协议生效、修改与终止

Article 13 Effectiveness, Amendment and Termination

13.1	本协议经各方授权代表签署并经甲方及乙方各自股东大会批准之日起生效。

This Agreement shall become effective upon execution of authorized representatives of each Party and upon the approval of this Agreement by Party A and Party B’s shareholder’s meetings respectively.

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13.2	本协议的任何修改均应经各方协商一致后, 以书面方式进行, 并经各方签署后方可生效。

This Agreement may be altered or amended by mutual consents of Parties hereto by an instrument in writing signed by the Parties.

13.3	甲方及丙方应保证其香港子公司在成立之日起2日内签署一份确认函, 确认其成为本协议的一方并严格遵守本协议的约定履行其义务。香港子公司签署该确认函后无须甲方、乙方或丙方的进一步行动即成为本协议的一方。

Party A and Party C hereby warrant that the HK Subsidiary shall sign a confirmation letter within 2 days from its establishment date, to confirm that the HK Subsidiary shall adhere to and be bound by this Agreement, after which the HK Subsidiary shall become a Party hereto without further action of Party A, Party B or Party C.

13.4	以下情况下本协议终止: (i)各方书面同意终止时, (ii)甲方、丙方或香港子公司超过本协议2.4(1)条规定的付款日期120天仍未能向乙方支付首期转让价款, 则乙方有权终止, (iii)本协议签署后12个月内如果第7条的任何条件没有满足, 则任何一方有权终止本协议, (iv)如果一方重大违约导致合理预计下交割在本协议签署日后12个月内无法完成, 遵守本协议的一方有权终止本协议, 或者(v)根据12.2条的约定终止。本协议的终止不影响终止前本协议下任何一方产生的责任。

This Agreement may be terminated (i) by written consents of the Parties, (ii) by Party B if Party A, Party C or the HK Subsidiary fails to pay the Initial Payment within 120 days after the payment date as set forth in Section 2.4(1), (iii) by any Party if any of the conditions set forth in Section 7 is not satisfied after 12 months from the date hereof, (iv) by a non-breaching Party if another Party materially breaches this Agreement and as a result Closing is reasonably expected not to occur within 12 months from the date hereof, or (v) in accordance with Section 12.2. Termination of this Agreement shall not affect any liability incurred by any Party prior to such termination.

33

第十四条            通知和送达

Article 14 Notice and Delivery

14.1	本协议项下的通知应以专人递送按以下所示地址发出, 除非任何一方已书面通知其他方其变更后的地址。通知如是以邮政特快专递方式发送, 以发送后第十日视为送达。本协议有关的所有通知须以中文书就。

Any notice under or in connection with this Agreement shall be delivered by courier to the addresses below or any other address of a Party notified by such Party to the other Parties. When a notice is delivered by Express Mail Service, such notice shall be deemed delivered on the 10th day after the dispatch of such notice. All notices under or in connection with this Agreement shall be written in Chinese.

甲方的送达信息

收件地址: 上海市青浦区徐泾镇徐旺路58号

收件人: 恽黎明

电话: 021-59884061

邮编: 201702

Party A's delivery information:

Address: 58 Xuwang Road, Xujing Town, Qingpu District, Shanghai

Attention: Mr. YUN Liming

Phone No.021-59884061

Zip Code: 201702

乙方的送达信息

收件地址: c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

收件人: Mr. NING Ho Leung/ Mr. SZE-To Kin Sun

电话: 852-21917155

Party B's delivery information:

Address: c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

Attention: Mr. NING Ho Leung/ Mr. SZE-To Kin Sun

Phone No. 852-21917155

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丙方及香港子公司的送达信息

收件地址: 上海市青浦区徐泾镇徐旺路58号

收件人: 恽黎明

电话: 021-59884061

邮编: 201702

Party C and the HK Subsidiary’s delivery information:

Address: 58 Xuwang Road, Xujing Town, Qingpu District, Shanghai

Attention: Mr. YUN Liming

Phone No.021-59884061

Zip Code: 201702

第十五条            适用法律与争议解决

Article 15 Governing Law and Dispute Resolution

15.1	本协议的签订、效力、履行、解释和争议的解决均适用中国法律。

This execution, effectiveness, performance, interpretation and dispute resolution of this Agreement shall be governed by and construed in accordance with the law of PRC.

15.2	凡因本协议所发生的或与本协议有关的任何争议, 各方应争取以友好协商方式迅速解决。当事方协商未果时, 任何一方均可将该争议提交中国国际经济贸易仲裁委员会按照届时适用的仲裁规则在北京以仲裁方式解决。仲裁裁决将是终局的、对争议各方均有约束力。

The Parties shall seek to resolve any differences arising out of or relating to this Agreement expeditiously through friendly negotiations, failing which, any Party may refer the differences to China International Economic and Trade Arbitration Commission in Beijing for arbitration in accordance with the arbitration rules applicable and in force at the time. The arbitration award shall be final and binding on all Parties.

第十六条            其他

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Article 16 Miscellaneous

16.1	除非各方另有书面约定, 否则任何一方在未经其他方事先书面同意之前, 不得向第三方全部或部分转让本协议或本协议项下的任何权利、利益或义务。

Unless otherwise agreed by all Parties in writing, no Party shall assign all or part of this Agreement or any of its rights, benefits or obligations hereunder to any third party without prior written consent of the other Parties.

16.2	本合同内容以中英文两种语言书写, 若有冲突, 以中文版为准。

This Agreement shall be written in both English and Chinese. In the event that there is any inconsistence between the English and Chinese version of the Agreement, the Chinese version shall prevail.

16.3	本协议一式十份, 每份具有同等法律效力。各方各执一份, 其余用于办理相关审批、登记或备案手续。

This Agreement shall be executed in ten original sets, each of which shall have the same legal effect. Each party shall have one original set and the rest shall be used for relevant approvals, registrations or record putting purposes.

( 本页以下无正文, 为附件及签字页)

[Exhibit and Signature Page To Follow]

36

( 股权转让协议的签署页)

(Signature Page of the SHARE TRANSFER AGREEMENT)

甲方: 上海永利带业股份有限公司( 盖章)

Party A: Shanghai Yongli Belting Co., Ltd. (Seal)

法定代表人或授权代表( 签字) : /s/ Liming YUN

Legal Representative or Authorized Representative (Sign): /s/ Liming YUN

签署地点:

Place of Signing: Macao

日期:

Date: November 14, 2015

乙方: Plastec Technologies, Ltd.( 盖章)

Party B: Plastec Technologies, Ltd. (Seal)

授权代表( 签字) : /s/ Kin Sun Sze-To

Authorized Representative (Sign): /s/ Kin Sun Sze-To

签署地点:

Place of Signing: Macao

日期:

Date: November 14, 2015

丙方: 上海永晶投资管理有限公司( 盖章)

Party C: Shanghai Yongjing Investment Management Co., Ltd. (Seal)

法定代表人或授权代表( 签字) : /s/ Liming YUN

Legal Representative or Authorized Representative (Sign): /s/ Liming YUN

签署地点:

Place of Signing: Macao

日期:

Date: November 14, 2015

Annex B

Shareholder Resolutions

1	Agreement Proposal

It was resolved THAT the Agreement Proposal (as defined and more particularly described in the proxy statement of Plastec Technologies, Ltd. (“Company”), dated November 24, 2015 (the “Proxy Statement”)), and the transactions contemplated by the Share Transfer Agreement, dated as of November 14, 2015, by and among the Company, Shanghai Yongli Belting Co., Ltd. and Shanghai Yongjing Investment Management Co., Ltd., be approved.

2	The Adjournment Proposal

It was resolved THAT the Adjournment Proposal be approved.

Annex C

Confidential Special Committee of Independent Directors Plastec Technologies, Ltd. c/o Unit 01, 21/F, Aitken Vanson Centre 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong	November 12, 2015

Dear Members of the Special Committee:

Plastec Technologies, Ltd. (the “Company”) and the special committee of independent directors (the “Special Committee”) of the board of directors (the “Board of Directors”) of the Company have engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Special Committee (solely in its capacity as the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the Company of the Consideration (as defined below) to be received by the Company in the Proposed Transaction (as defined below).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that, pursuant to the Share Transfer Agreement among Shanghai Yongli Belting Co., Ltd., a joint stock limited company organized and existing under the laws of the PRC (“Party A”), Shanghai Yongjing Investment Management Co., Ltd. a limited liability company existing under the laws of the PRC and a wholly owned subsidiary of Party A (“Party C”) and the Company, the latest draft of which was dated November 9, 2015 (the “Share Transfer Agreement”), the “Proposed Transaction” involves a wholly owned subsidiary of Party C incorporated in Hong Kong acquiring 100% of the issued and outstanding shares of Plastec International Holdings Limited, a limited liability company organized and existing under the laws of the British Virgin Islands and a wholly owned subsidiary of the Company (the “Target”). The consideration to be received by the Company (the “Consideration”) consists of an initial cash payment of RMB 875 million less applicable withholding taxes of RMB 125 million for a net amount to be received by the Company of RMB 750 million (the "Initial Payment") and potential additional payments of up to RMB 375 million, contingent upon reaching certain Performance Commitments (as defined in the Share Transfer Agreement) for 2016 through 2018 (the “Remaining Amount”). The terms and conditions of the Proposed Transaction, including the specific terms of the Performance Commitments and the Remaining Amount, are more fully set forth in the Share Transfer Agreement.

Duff & Phelps, LLC	T	+1 312 697 4600	www.duffandphelps.com
311 South Wacker Drive Suite 4200 Chicago, IL 60606	F	+1 312 697 0112

Special Committee of Independent Directors

Plastec Technologies, Ltd.

November 12, 2015

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2013 and December 31, 2014 and the Company’s unaudited interim financial statements for the six months ended June 30, 2014 and June 30, 2015 included in the Company’s Form 6-K filed with the SEC;

b.	The Target’s audited financial statements for the years ended December 31, 2013 and December 31, 2014 and the Target’s unaudited interim financial statements for the six months ended June 30, 2015 and the seven months ended July 31, 2015;

c.	Financial projections for the Target for the years ending December 31, 2015 through 2018, prepared and provided to Duff & Phelps by management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);

d.	Other internal documents relating to the history, past and current operations, financial conditions, and probable future outlook of the Target, provided to Duff & Phelps by management of the Company;

e.	A letter dated October 30, 2015 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions for the Target (the “Management Representation Letter”); and

f.	Documents related to the Proposed Transaction, including the Share Transfer Agreement;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Discussed with Company management its plans and intentions with respect to the management and operation of the Target;

Special Committee of Independent Directors

Plastec Technologies, Ltd.

November 12, 2015

4.	Reviewed the historical trading price and trading volume of the Company’s common stock and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s and the Special Committee’s consent:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.	Assumed that any estimates, evaluations, forecasts and projections, including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts, projections or the underlying assumptions;

4.	Assumed that information supplied by the Company to Duff & Phelps and the representations made by the Company’s management to Duff & Phelps regarding the Company, the Target and the Proposed Transaction are accurate in all material respects and did not and does not omit to state a material fact in respect of the Company, the Target and the Proposed Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.	Assumed that the representations and warranties made in the Share Transfer Agreement and the Management Representation Letter are true and accurate;

Special Committee of Independent Directors

Plastec Technologies, Ltd.

November 12, 2015

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Share Transfer Agreement, conform in all material respects to the drafts reviewed;

7.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company or the Target since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

8.	Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Share Transfer Agreement without any amendments thereto or any waivers of any terms or conditions thereof; and

9.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material adverse effect on the Company, the Target or the contemplated benefits expected to be derived in the Proposed Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction and as to which Duff & Phelps does not express any view or opinion, including as to the reasonableness of such assumptions.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Company’s or the Target’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company or the Target, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be negotiated among the parties to the Share Transfer Agreement and the Proposed Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Proposed Transaction.

Special Committee of Independent Directors

Plastec Technologies, Ltd.

November 12, 2015

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s common stock or the Target’s common stock (or anything else) after the announcement or the consummation of the Proposed Transaction. This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s or the Target’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation payable to or received by any of the Company’s or the Target’s officers, directors, or employees, or any class of such persons, relative to the Consideration, or with respect to the fairness of any such compensation.

This Opinion is furnished solely for the use and benefit of the Special Committee in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction, and (iv) does not indicate that the Consideration is the best possibly attainable under any circumstances; instead, it merely states whether the Consideration in the Proposed Transaction is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, Duff & Phelps Securities, LLC (“DPS”), the Company, and the Special Committee dated September 22, 2015 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps and DPS have acted as financial advisor to the Special Committee providing such financial and market related advice and assistance as requested by the Special Committee in connection with the Proposed Transaction, and will receive a fee for such services. In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps and DPS (subject to a cap) and to indemnify Duff & Phelps and DPS for certain liabilities.

Special Committee of Independent Directors

Plastec Technologies, Ltd.

November 12, 2015

Duff & Phelps has acted as financial advisor to the Special Committee (solely in its capacity as the Special Committee) and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ stating to the Special Committee that it is prepared to deliver its Opinion. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Consideration to be received by the Company in the Proposed Transaction is fair from a financial point of view to the Company.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

/s/ Duff & Phelps, LLC

Duff & Phelps, LLC

PLASTEC TECHNOLOGIES, LTD.

c/o Unit 01, 21/F, Aitken Vanson Centre
61 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

PLASTEC TECHNOLOGIES, LTD.

This proxy is solicited on behalf of the Board of Directors of Plastec Technologies, Ltd. (the “Company”). The giving of a proxy will not affect your right to vote in person if you attend the Extraordinary General Meeting of Shareholders to be held on December 16, 2015 (the “meeting”). Please mark your vote in black ink, sign, date, and mail your proxy card in the envelope provided as soon as possible. Please do not write outside the designated areas. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder.

The undersigned appoints Kin Sun Sze-To, Chin Hien Tan and Ho Leung Ning as proxies, and each of them with full power to act without the other, each with the power to appoint a substitute, and hereby authorizes either of them to represent and to vote, as designated on the reverse side, all ordinary shares of the Company held of record by the undersigned on October 16, 2015 at the meeting, or any postponement or adjournment thereof.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 AND “FOR” PROPOSAL 2, IF PRESENTED, EACH AS INDICATED ON THE REVERSE SIDE OF THIS CARD.

PLEASE RETURN THIS PROXY AS SOON AS POSSIBLE.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to Be Held on December 16, 2015: The Company’s proxy statement to security holders can be found online at http://www.cstproxy.com/plastec/sm2015.

(Continued and to be signed on reverse side)

1

PROXY

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTIONS ARE GIVEN, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1 BELOW AND “FOR” PROPOSAL 2 BELOW, IF PRESENTED.

1.	To adopt and approve a Share Transfer Agreement (the “Agreement”), dated as of November 14, 2015, by and among the Company, Shanghai Yongli Belting Co., Ltd. (“SYB”) and Shanghai Yongjing Investment Management Co., Ltd. (“SYIM”), which provides, among other things, for SYIM to purchase, through a to-be-formed wholly-owned Hong Kong subsidiary, the entirety of the Company’s shareholding interests in its operating subsidiary, Plastec International Holdings Limited (“Plastec”), and to approve the sale of Plastec contemplated by the Agreement.	FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	To adjourn the extraordinary general meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the extraordinary general meeting, shareholders have not approved the Agreement Proposal.	FOR ☐	AGAINST ☐	ABSTAIN ☐

PLEASE MARK, DATE AND RETURN THIS PROXY PROMPTLY. ANY VOTES RECEIVED AFTER A MATTER HAS BEEN VOTED UPON WILL NOT BE COUNTED.

AUTHORIZED SIGNATURES

This section must be completed for your vote to be counted.

Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, corporate officer, custodian, trustee or guardian, please give full title as such. If the signer is a corporation, please sign using the full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in the partnership’s name by a duly authorized person.

Name of Shareholder:
(Please Print)
Number of Shares:
Signature of Shareholder:*
Signature of Shareholder:
Date:

PLEASE RETURN THIS PROXY AS SOON AS POSSIBLE.